SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

SEMI-ANNUAL REPORT

(From January 1, 2018 to June 30, 2018)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “H1” OF A FISCAL YEAR ARE REFERENCES TO THE SIX-MONTH PERIOD ENDED JUNE 30 OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

(1)	Corporate bonds

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Corporate bonds	June 2016	AA	NICE Information Service Co., Ltd. (AAA ~ D)
September 2016
May 2017
February 2018
May 2018
	April 2016	AA	Korea Investors Service, Inc. (AAA ~ D)
May 2017
October 2017
May 2018
	April 2016	AA	Korea Ratings Corporation (AAA ~ D)
September 2016
May 2017
October 2017
February 2018
April 2018

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	June 2016	A1	Korea Ratings Corporation (A1 ~ D)
	June 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	Korea Ratings Corporation (A1 ~ D)
	May 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2017	A1	Korea Ratings Corporation (A1 ~ D)
	October 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	December 2017	A1	Korea Ratings Corporation (A1 ~ D)
	May 2018	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2018	A1	NICE Information Service Co., Ltd. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of June 30, 2018)

There were no changes to our issued capital stock during the reporting period ended June 30, 2018.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of June 30, 2018)

(Unit: share)
Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2018 H1	2017	2016
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(356,839)	1,802,756	906,713
Earnings (loss) per share (Won)(2)		(997)	5,038	2,534

Total cash dividend amount for the period (million Won)		—	178,908	178,908

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(3)		—	9.92%	19.73%
Cash dividend yield (%)(4)	Common shares	—	1.69%	1.58%
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	500	500
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of June 30, 2018, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of June 30, 2018, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2018 H1 consolidated operating results highlights

(Unit: In billions of Won)
2018 H1	Display business
Sales Revenue	11,286
Gross Profit	1,009
Operating Profit (loss)	(326)
Total Assets	31,444
Total Liabilities	16,911

B.	Industry

(1)	Industry characteristics

•

The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•

While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Growth Potential

•

We are focusing on securing profitability through differentiated products such as Crystal Sound OLED and Wallpapers, pursuant to our strategic plan to transition into the OLED business, which has strong future growth potential. In the television sector, we are expanding our premium products such as OLED and UHD products. In addition, we are continuing to secure additional production capacity of 8.5th generation OLED television displays and are planning to further strengthen the fundamentals of our OLED business through a successful line-up of new products and investments in the 8.5th and 10.5th generation OLED. In the IT sector, we are expanding the proportion of premium products such as high resolution and wide screen products, based on IPS and Oxide technologies. In the mobile sector, we are continuously striving to secure mass production capabilities for 6th generation OLED smartphones through additional investments. We are also strengthening the foundation for the expansion of small- and medium-sized OLED business.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. There is a concern over continued increases in the structural oversupply of the LCD industry led by continued investments in new fabrication facilities and additional supplies by Chinese panel manufacturers, which have been driven by the Chinese government.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2018 H1	2017	2016
Panels for Televisions(1)(2)	28.1%	28.1%	28.2%
Panels for Monitors(1)	34.5%	36.3%	36.6%
Panels for Notebook Computers(1)	23.5%	21.3%	27.8%
Panels for Tablet Computers(1)	30.8%	29.1%	24.1%

Total(1)	29.7%	29.2%	29.4%

(1)	Source: Large-Area Display Market Tracker (IHS Technology). The relevant amounts for the second quarter of 2018 are estimates only, as the actual results for such period are not yet released.
(2)	Includes panels for public displays.

(5)	Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with OLED, IPS, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied ultra-high definition (“Ultra HD” or “UHD”) OLED panels as well as “Wallpaper” and “Crystal Sound” OLED panels for televisions, flexible plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our ultra-large and high definition UHD television panels and 21:9 screen aspect ratio ultra-wide IPS curved monitors, and have prepared our production facilities to produce products with in-TOUCH technology.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2018 H1
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	4,745	42.0%
		Desktop monitors	Panels for monitors	LG Display	1,919	17.0%
		Tablet products	Panels for tablets	LG Display	888	7.9%
		Notebook computers	Panels for notebook computers	LG Display	1,219	10.8%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	2,515	22.3%

Total					11,286	100.0%

B.	Average selling price trend of major products

While average selling prices of LCD panels exhibited varying trends according to demand by product category, the average selling price of LCD panels per square meter of net display area shipped in the second quarter of 2018 decreased by approximately 4% compared to the first quarter of 2018 due to a continued decline in the overall average selling prices of our panels. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to changes in market conditions.

Period	Average Selling Price(1)(2) (in US$ / m2)
2018 Q2	501
2018 Q1	522
2017 Q4	589
2017 Q3	600
2017 Q2	574
2017 Q1	608
2016 Q4	642
2016 Q3	555
2016 Q2	504
2016 Q1	525

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

			(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	Backlights	Display panel manufacturing	1,098	17.7%	HeeSung Electronics, etc.
		Polarizers		1,032	16.7%	LG Chem, etc.
		Printed circuit boards		775	12.5%	Korea SMT, etc.
		Glass		621	10.0%	Paju Electric Glass Co., Ltd., Asahi Electric Glass Co., Ltd.
		Others		2,674	43.1%	—

Total				6,200	100.0%

- Period: January 1, 2018 ~ June 30, 2018.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among major suppliers, LG Chem is a member company of the LG Group and Paju Electric Glass Co., Ltd. is our affiliate.

•

The average price of EGI (Electrolytic Galvanized Iron), the main raw material for BLU components, increased by 24% from 2016 to 2017 but decreased by 0.3% from 2017 to the second quarter 2018 due to seasonal influences. The average price of resin increased by 18% from 2016 to 2017 and further increased by 34% from 2017 to the second quarter of 2018 due to the rise in petroleum prices. The average price of copper, the main raw material for PCB components, increased by 27% from 2016 to 2017 and increased by 12% from 2017 to the second quarter of 2018 due to the impact of global supply and demand conditions.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2018 H1(1)	2017(2)	2016(2)
Display	Display panel	Gumi, Paju, Guangzhou	4,892	10,538	9,906

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the period multiplied by the number of months in the period (i.e., 6 months).

(2)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2018 H1	2017	2016
Display	Display panel	Gumi, Paju, Guangzhou	4,581	9,262	8,996

- Based on glass input substrate size for eighth-generation glass sheets.

B.	Production performance and utilization ratio

		(Unit: Hours, except percentages)
Production facilities	Available working hours in 2018 H1	Actual working hours in 2018 H1	Average utilization ratio
Gumi	4,344(1) (181 days)(2)	4,344(1) (181 days)(2)	100.0%
Paju	4,344(1) (181 days)(2)	4,344(1) (181 days)(2)	100.0%
Guangzhou	4,344(1) (181 days)(2)	4,344(1) (181 days)(2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2017, our total capital expenditures on a cash out basis was ~~W~~6.6 trillion. In 2018, we plan to continue capital expenditures to invest in new OLED and oxide technologies and respond to increases in demand for large-sized panels.

5.	Sales

A.	Sales performance

				(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2018 H1	2017	2016
Display	Products	Display panel	Overseas(1)	10,401	25,763	24,648
			Korea(1)	866	1,982	1,815

			Total	11,266	27,745	26,464

	Royalty	LCD, OLED technology patent	Overseas(1)	10	20	17
			Korea(1)	—	—	—

			Total	10	20	17

	Others	Raw materials, components, etc.	Overseas(1)	5	11	14
			Korea(1)	6	14	10

			Total	11	25	23

			Overseas(1)	10,415	25,794	24,679
		Total	Korea(1)	871	1,996	1,825

			Total	11,286	27,790	26,504

(1)	Based on ship-to-party.
(2)	Sales for 2017 and 2016 were recorded based on previously applicable accounting standards of K-IFRS 1018, “Revenue.”

B.	Sales organization and sales route

•	As of June 30, 2018, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales Performance	Sales route	Ratio
Overseas	Overseas subsidiaries	92.8%
	Headquarters	7.2%
	Total	100.0%
Korea	Overseas subsidiaries	2.1%
	Headquarters	97.9%
	Total	100.0%

(1)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(2)	Sales strategy

•

As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, led the television market with our OLED and other market leading television panels, increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix and strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•

In the smartphone, commercial products (including interactive whiteboards and video wall displays), industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

(3)	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue for the first half of 2018, and our sales revenue derived from our top ten customers comprised 77% of our total sales revenue.

(4)	Purchase orders

•

Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•

Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by matching foreign currency inflow and outflow by currency. We also continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•	As of June 30, 2018, we had no outstanding amounts to be settled under any foreign currency derivative instruments.

B.	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•	As of June 30, 2018, we have entered into an aggregate of ~~W~~350 billion in interest rate swap agreements with Shinhan Bank and NongHyup Bank, for which we have not applied hedge accounting.

We recognized a loss on valuation of derivative instruments in the amount of ~~W~~501 million with respect to interest rate derivative instruments held as of June 30, 2018.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2022	Patent cross-licensing of OLED related technology

9.	Research & Development

A.	Summary of R&D-related expenditures

		(Unit: In millions of Won, except percentages)
	Items(1)	2018 H1	2017	2016
	Material Cost	281,377	646,622	677,423
	Labor Cost	370,280	668,429	479,650
	Depreciation Expense	200,284	298,383	136,826
	Others	169,912	298,256	129,348

	Total R&D-Related Expenditures	1,021,853	1,911,690	1,423,247

	Selling & Administrative Expenses	436,918	917,645	880,794
Accounting Treatment(2)	Manufacturing Cost	385,886	786,494	220,165
	Development Cost (Intangible Assets)	199,049	207,551	322,288

	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	9.1%	6.9%	5.4%

(1)	Calculated based on the total R&D-related expenditures before subtracting government subsidies (state subsidies).
(2)

For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

B.	R&D achievements

Achievements in 2016

(1)	Developed the world’s narrowest, at the time, bezel videowall product (55-inch/49-inch FHD, bezel to bezel 1.8mm)

•	Delivered 0.9mm even bezel, four-sided borderless product (bezel to bezel 1.8mm)

(2)	Developed the world’s first ultra-stretch format display product (86-inch, 58:9 screen aspect ratio)

•	Developed new display panel size and screen aspect ratio (86-inch, 58:9 screen aspect ratio)

•	Applied next-generation stain (per pixel) offset technology

(3)	Developed the world’s first ultra-large display product utilizing data single bank and GIP technology (86-inch Ultra HD)

•	Achieved cost-competitiveness by developing world’s first ultra-large display product utilizing data single bank and GIP technology

(4)	Developed the world’s first in-TOUCH monitor product (23-inch)

•	Improved touch functionality and strengthened cost-competitiveness by applying the world’s first in-TOUCH technology to monitor display products

•	Simplified customer software configuration management by providing touch total solution

(5)	Developed ultra-slim OLED television display product applying high dynamic range (65-inch, 800 nit luminance, 2.52 mm module thickness)

•	Applied high dynamic range (HDR) technology to achieve 800 nit peak luminance and improved display quality

•	Achieved module thickness of 2.52mm (without back cover) and 5.92mm (with back cover)

(6)	Developed combined 5.3-inch QHD in-TOUCH + 3D cover glass product for LG Electronics

•	Developed world class smartphone product (G5) through collaboration with other LG Group companies

•	Strengthened competitiveness of design by achieving processability and productivity for 0.4t 3D cover glass

•	Improved power consumption of AoD Mode from Self Font Generation technology and operation optimization

(7)	Developed the world’s first large-scale outdoor high luminance 3000 nit product (75-inch Ultra HD)

•	Developed the world’s first large-scale outdoor 75-inch Ultra HD, high luminance 3000 nit product

•	Achieved cost competitiveness and power consumption reduction through utilization of high transmittance M+ panel

(8)	Developed the world’s first FHD/Ultra HD multi-input Interactive Whiteboard product (75-inch Ultra HD)

•	Strengthened product competitiveness through delivery of customer FHD/Ultra HD selective input functionality

(9)	Developed 4.9mm depth Art Slim2 Ultra HD television (55-inch/65-inch Ultra HD)

•	Strengthened design competitiveness through delivery of ultra-slim product with application of Glass Light Guide Plate

(10)	Developed the world’s largest 21:9 screen aspect ratio curved monitor (37.5-inch UltraWide Quad HD (“WQHD”)+)

•	Continued pioneering of the market with the world’s largest 21:9 screen aspect ratio IPS curved monitor lineup (37.5-inch, 2300R curvature radius, 44mm curvature depth)

•	Established flagship line through application of new high definition technology (WQHD+, 3840 x 1600 resolution)

•	Improved panel transmittance and backlight bleeding through our first-time application of a Super-IPS COT panel structure to monitor models

(11)	Developed the world’s first in-TOUCH GIP/DRD notebook product (15.6-inch FHD)

•	Strengthened competitiveness through application of GIP/DRD technology to FHD-quality notebook in-TOUCH products

(12)	Developed a transparent 32-inch FHD product

•	Achieved high transmittance of transparent panel through application of RGBW(M+) panel technology

(13)	Developed the world’s first Light Absorption Polarizer (“LAP”) product (65-inch/60-inch Ultra HD)

•	Developed differentiated wide color gamut solution

(14)	Developed the world’s first UHD DRD product (50-inch UHD)

•	Utilized UHD RGBW(M+) pixel structure-based DRD technology to strengthen product competitiveness and optimize picture quality (high definition, high luminance, low energy consumption and HDR)

(15)	Developed a 5.7-inch QHD flexible display product

•	Developed a flexible display smartphone product through collaboration with other LG Group companies

•	Reduced the lower bezel size by 0.59mm and improved power consumption by applying VESA Display Stream Compression 1.1

(16)	Developed the world’s first wallpaper OLED television product (65-inch Ultra HD)

•	Achieved an ultra-slim wallpaper-style design that completely sticks to walls (65-inch, 3.9 mm hindmost thickness, 7.4 kg)

•	Achieved long-distance signal and power transmission technology for the separation of the driver circuit

Achievements in 2017

(1)	Developed 5.7-inch QHD+ full vision display (LG Electronics)

•	Developed a full vision display smartphone product (G6) through strategic collaboration with other LG Group companies

•	Applied first 18:9 screen aspect ratio with 4-corner round display

(2)	Developed mobile LTPS 30Hz product (SH 5.1-inch FHD)

•	Secured 30Hz low-frequency drive technology based on LTPS TFT-LCD

•	Reduced logic power consumption through 30Hz low-frequency drive (reduced from 96mW to 69mW on 5.1-inch FHD)

(3)	Developed and released the world’s first Crystal Sound OLED, or CSO, television product

•	Released product with a new platform concept through development of OLED panel product with integrated speakers

•	Delivered OLED television product that achieves differentiated value not only in picture quality and design, but also sound quality

(4)	Developed notebook oxide product (13.9-inch, Ultra HD)

•	Achieved high definition/narrow bezel product through application of oxide BCE GIP technology

•	Delivered low power consumption product through application of low refresh rate, or LRR, technology

(5)	Developed medical monitor product for surgical endoscope (27.0-inch, Ultra HD)

•	Newly entered the medical devices market through development and production of medical monitor product for surgical endoscope

•	Achieved high definition (3,840 x 2,160), high luminance (800 nit) and high contrast ratio (1,300:1)

•	Implemented coverglass direct bonding applying our own manufacturing processes (M6 line)

(6)	Developed the world’s first four-side borderless monitor with a resolution of 8K4K (31.5-inch 8K4K oxide)

•	Pioneered Ultra HD Premium MNT market through development of the world’s first four-side borderless monitor with a resolution of 8K4K

•	Delivered Ultra HD based on oxide GIP (280 PPI with a resolution of 7680x4320)

•	Delivered wide color gamut (Adobe RGB 100%/DCI 98%), four-side borderless

(7)	Developed the world’s largest automotive Center Information Display (“CID”) product (15.4-inch Widescreen Ultra Extended Graphics Array (“WUXGA”))

•	Developed the world’s largest auto component display in the automotive industry

•	Guaranteed the first 1000hr reliability in the automotive industry

(8)	Developed the world’s first 88-inch Ultra Stretch display product

•	Strengthened competitiveness through application of smart (digital) stepper

(9)	Developed products utilizing U-IPS (75-inch/65-inch/55-inch/49-inch, Ultra HD)

•	Utilized U-IPS technology to strengthen product competitiveness by improving panel transmittance rate and reflectivity

(10)	Developed the world’s first 65-inch UHD OLED television product utilizing GIP

•	Strengthened product competitiveness through application of the world’s first oxide based UHD GIP technology

Achievements in 2018

(1)	Developed the world’s first glass-integrated LCD television product (Art Glass Series)

•	Achieved LCD modular appearance and simplicity in design by using glass material throughout product (including the panel, light guide plate and back cover)

•	Strengthened competitiveness of frameless design by decreasing bezel size from 7.8mm to 5.9mm

(2)	Developed our first 5.8-inch Ultra HD Mobile 4K product

•	Developed our first Ultra HD mobile product

•	Achieved high luminance, low power consumption and HD resolution by applying Ultra HD RGBW (M+) pixel structure

(3)	Developed the world’s first 5.8-inch mobile FHD product applying M+

•	Our first product applying camera notch concept technology

(4)	Developed the world’s first four-side borderless curved monitor with 1900R curvature radius

•	Our first product applying glass 0.25T (etching) bezel printing/reverse bonding process technology

•	Strengthened product competitiveness with our first shared design applying three-side/four-side borderless TFT Mask

•	Achieved high-speed driving at 144Hz, high color recall (DCI 98%) and HDR (peak luminance 550nit)

(5)	Developed the world’s first 34-inch large-screen monitor/high-resolution four-sided borderless HDR

•	Pioneered HD Premium 21:9 monitor market through development of the world’s first WUHD(5K2K), four-side borderless monitor

•	Delivered Ultra HD (DCI 98Z%, sRGB 135%) by applying Adv. KSF LED PKG technology

•	Achieved high luminance (HDR 600); typ. 450 nit, maximum 600nit

(6)	Developed LGD 6.01QHD+M+ Full Screen Display (LG Electronics)

•	Developed a full screen display concept smartphone product (G7) through strategic collaboration with other LG Group companies

•	Implemented a full screen display product concept through achievement of our first 19.5:9 screen aspect ratio and lower bezel of 2.7mm

10.	Intellectual Property

As of June 30, 2018, our cumulative patent portfolio (including patents that have already expired) included a total of 35,966 patents, consisting of 16,720 in Korea and 19,246 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2017 to the Korean government in March 2018 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

	(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2017	2016	2015
Greenhouse gases	6,303	5,851	7,348
Energy	63,451	60,423	60,146

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai and Guangzhou, China, and with respect to our domestic panel and module production plants, we received ISO 50001 certification in December 2013 for our energy management system.

In addition, in August 2014, GP1, our newest eighth-generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we have been certified by the Ministry of Environment as a “Green Company” for P1 and our Gumi module production plant since 1997, P2 and P3 since 2006 and P4, P5 and P6 since 2008. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minister of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a carbon management honors award. Our continued efforts to reduce greenhouse gas emissions was recognized again in 2017 by becoming the only domestic information technology company to attain the Leadership A level and again receiving carbon management honors by ranking in the top five among all eligible companies. In May 2017, we were awarded a commendation from the Minister of Environment for having scored the highest grade among companies in the low- and medium-volume pollutant emitters category that had entered into voluntary agreements with the Metropolitan Air Quality Management Office, in recognition of having successfully met our voluntary targets for reduction of air pollutants as well as our overall efforts to enhance our relevant facilities and operational systems. In addition, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, in 2017 under the Factory Energy Management System evaluation presided by the Korea Energy Agency. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Ministry of Industry, Trade and Energy in recognition of our energy management practices and energy saving measures, and we also obtained a certificate of excellence in the Energy Management System Evaluation.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) will be added to the six already restricted substances and the additional restrictions are scheduled to come into effect on July 22, 2019. In order to address the latent risk elements of the four phthalate substances scheduled to be restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and received the SGS Eco Label accreditation for our OLED, IPS Nano Color and Art Glass television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP).

In December 2016, we were assessed a fine of ~~W~~0.2 million, which we subsequently paid, for failure to meet certain reporting obligations under the Industrial Safety and Health Act. To prevent such violations from occurring again, we have strengthened our monitoring process and management and employee education training initiatives.

In June 2017, we were assessed a fine of ~~W~~1 million, which we subsequently paid, for failure to meet certain waste disposal subcontractor requirements under the Waste Management Act. To prevent such violations from occurring again, we are strengthening the periodic evaluation process for our waste management subcontractors.

In June 2017, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~2.4 million. In addition, the trial court assessed a fine of ~~W~~0.5 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. In relation to the same matter, in May 2018, the Prosecutor’s Office sought a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act, and the case is currently pending before the trial court. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In January 2018, we were audited by the Ministry of Employment and Labor in connection with the occurrence of another safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~14.4 million. Relevant authorities are currently conducting further investigations. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

Also in January 2018, the government of Gyeong-gi Province issued a warning and assessed a fine of ~~W~~1 million on us, which we subsequently paid, for the failure to comply with certain requirements relating to air pollutant emission and prevention facilities under the Air Quality Management Act. To prevent such violations from occurring again, we have shortened the air pollutant emission maintenance reporting period and strengthened the verification process for relevant data.

In March 2018, we were audited by the Ministry of Employment and Labor in connection with our health and safety training practices, and we were found to have omitted requisite health and safety training sessions for certain employees in our P9 facilities in 2016 and 2017. As a result, we were assessed a fine of ~~W~~6.95 million, which we subsequently paid, and have strengthened our efforts to promote health and safety training programs in advance as well as our management and supervision activities to ensure such programs are conducted.

In April 2018, we were assessed a fine of ~~W~~0.24 million by Yeongdeungpo-gu Office for our failure to keep one of our rescue vehicles current with its statutory inspection requirements, which we subsequently paid. In order to prevent recurrence, we are continually monitoring the compliance of inspection requirements for our vehicles.

12.	Financial Information

A.

Financial highlights (Based on consolidated K-IFRS). Figures for 2016 and 2017 are based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

	(Unit: In millions of Won)
Description	As of June 30, 2018	As of December 31, 2017	As of December 31, 2016
Current assets	9,716,846	10,473,703	10,484,186
Quick assets	7,286,539	8,123,619	8,196,401
Inventories	2,430,307	2,350,084	2,287,785
Non-current assets	21,727,365	18,685,984	14,400,150
Investments in equity accounted investees	131,496	122,507	172,683
Property, plant and equipment, net	19,032,682	16,201,960	12,031,449
Intangible assets	946,426	912,821	894,937
Other non-current assets	1,616,761	1,448,696	1,301,081
Total assets	31,444,211	29,159,687	24,884,336
Current liabilities	9,768,584	8,978,682	7,058,219
Non-current liabilities	7,142,779	5,199,495	4,363,729
Total liabilities	16,911,363	14,178,177	11,421,948
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	10,078,081	10,621,571	9,004,283
Other equity	(169,686)	(288,280)	(88,478)
Non-controlling interest	584,261	608,027	506,391

Total equity	14,532,848	14,981,510	13,462,388

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the six months ended June 30, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Revenue	11,286,412	27,790,216	26,504,074
Operating profit (loss)	(326,431)	2,461,618	1,311,416
Operating profit (loss) from continuing operations	(349,525)	1,937,052	931,508
Profit (loss) for the period	(349,525)	1,937,052	931,508
Profit (loss) attributable to:
Owners of the Company	(356,839)	1,802,756	906,713
Non-controlling interest	7,314	134,296	24,795
Basic earnings (loss) per share	(997)	5,038	2,534
Diluted earnings (loss) per share	(997)	5,038	2,534
Number of consolidated entities	21	20	19

B.	Financial highlights (Based on separate K-IFRS). Figures for 2016 and 2017 are based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

	(Unit: In millions of Won)
Description	As of June 30, 2018	As of December 31, 2017	As of December 31, 2016
Current assets	7,080,194	8,381,074	8,712,575
Quick assets	5,340,103	6,698,829	7,005,592
Inventories	1,740,091	1,682,245	1,706,983
Non-current assets	19,861,978	17,028,341	13,100,175
Investments	3,234,203	2,683,941	2,656,026
Property, plant and equipment, net	14,589,494	12,487,001	8,757,973
Intangible assets	770,962	731,373	673,966
Other non-current assets	1,267,319	1,126,026	1,012,210
Total assets	26,942,172	25,409,415	21,812,750
Current liabilities	8,191,149	7,394,605	6,176,344
Non-current liabilities	5,606,041	4,185,551	3,400,959
Total liabilities	13,797,190	11,580,156	9,577,303
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	9,104,790	9,789,067	8,195,255
Other equity	0	0	0
Total equity	13,144,982	13,829,259	12,235,447

	(Unit: In millions of Won, except for per share data)
Description	For the six months ended June 30, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Revenue	10,189,227	24,419,295	25,856,426
Operating profit (loss)	(662,689)	709,138	770,856
Operating profit (loss) from continuing operations	(497,603)	967,078	968,209
Profit (loss) for the period	(497,603)	967,078	968,209
Basic earnings (loss) per share	(1,391)	2,703	2,706
Diluted earnings (loss) per share	(1,391)	2,703	2,706

C.	Consolidated subsidiaries (as of June 30, 2018)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC	Investing in new emerging companies	U.S.A	100%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of June 30, 2018)

(1)	Consolidated subsidiaries

Company	Investment Amount (in millions)		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411	September 24, 1999	100%
LG Display Japan Co., Ltd.		¥95	October 12, 1999	100%
LG Display Germany GmbH	EUR	1	November 5, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	116	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	511	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	US$	1.1	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY	116	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	1,008	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~	800	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9	March 21, 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1.2	May 27, 2015	100%
Global OLED Technology LLC	US$	138	May 7, 2015	100%
LG Display Vietnam Haiphong Co., Ltd. (1)	US$	300	May 13, 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 1, 2016	100%
LG Display Fund I LLC		—	May 1, 2018	100%

Company	Investment Amount (in millions)		Initial Equity Investment Date	Equity Interest
MMT (Money Market Trust) (2)	~~W~~	384,401	March 31, 2017	100%

Changes since December 31, 2017:

(1)	During the reporting period, we invested an additional ~~W~~212,600 million in LG Display Vietnam Haiphong Co., Ltd.
(2)

As a result of our money market trust acquisition and disposal transactions conducted during the reporting period, the amount outstanding in our money market trust accounts as of June 30, 2018 is ~~W~~384,401 million.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	46,165	January 2005	40%
Invenia Co., Ltd.	~~W~~	2,788	January 2001	13%
Wooree E&L Co., Ltd.	~~W~~	3,607	June 2008	14%
LB Gemini New Growth Fund No. 16(1)	~~W~~	4,509	December 2009	31%
YAS Co., Ltd.	~~W~~	16,423	April 2002	18%
Avatec Co., Ltd.	~~W~~	23,009	August 2000	17%
Arctic Sentinel, Inc.		—	June 2008	10%
CYNORA GmbH	~~W~~	20,309	March 2003	14%
Material Science Co., Ltd.(2)	~~W~~	3,954	January 2014	10%
Nanosys Inc.(3)	~~W~~	10,732	July 2001	4%

Changes since December 31, 2017:

(1)	We participate as a limited member in LB Gemini New Growth Fund No. 16. Upon a general meeting, the members have decided to dissolve the fund, which is currently under liquidation.
(2)

In March 2018, we acquired 10,767 voting common shares of Material Science Co., Ltd. for ~~W~~4,000 million. As of June 30, 2018, our percentage ownership interest in Material Science Co., Ltd. is 10%, and we are entitled to appoint one director of Material Science Co., Ltd.

(3)

In May 2018, we acquired 5,699,954 voting common shares of Nanosys Inc. for ~~W~~10,732 million. As of June 30, 2018, our percentage ownership interest in Nanosys Inc. is 4%, and we are entitled to appoint one director of Nanosys Inc.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2018 H1	2017	2016
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,170 (450)(2)	1,040 (450)(2)	1,020 (440)(2)
Time required	5,700	17,909	18,291

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

None.

14.	Board of Directors

A.	Members of the board of directors

As of June 30, 2018, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of June 30, 2018)
Name	Position	Primary responsibility
Sang Beom Han(1)	Representative Director (non-outside), Chief Executive Officer and Vice Chairman	Chairman of the board of directors
Sang Don Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Hyun-Hwoi Ha(2)	Director (non-standing)	Related to the overall management
Joon Park(3)	Outside Director	Related to the overall management
Sung-Sik Hwang(4)	Outside Director	Related to the overall management
Kun Tai Han(5)	Outside Director	Related to the overall management
Byoung Ho Lee(6)	Outside Director	Related to the overall management

(1)	Sang Beom Han was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 15, 2018.
(2)

Hyun Hwoi Ha is also a standing director of LG Corp., a non-standing director of LG Hausys, Ltd., a non-standing director of LG International Corp., a non-standing director of LG Uplus Corp., a non-standing director of LG Economic Research Institute and a non-standing director of LG CNS Co., Ltd.

(3)	Joon Park is also an outside director of Green Cross Holdings Corp .
(4)

Sung-Sik Hwang was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 15, 2018. Mr. Hwang is also an outside director of Kyobo Life Insurance Co., Ltd.

(5)	Kun Tai Han is also the chief executive officer of Hans Consulting.
(6)	Byoung Ho Lee was appointed as an outside director at the annual general meeting of shareholders held on March 15, 2018.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee. The Management Committee consists of two non-outside directors, Sang Beom Han and Sang Don Kim.

During the reporting period, one meeting of the Outside Director Nomination Committee was held and the composition of the Outside Director Nomination Committee was as follows:

(As of January 22, 2018)
Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Hyun-Hwoi Ha, Joon Park, Sung-Sik Hwang

(1)	Each of Hyun-Hwoi Ha, Joon Park and Sung-Sik Hwang was appointed as a member of the outside director nomination committee of the board of directors by the board of directors on January 22, 2018.

As of the June 30, 2018, the composition of the Audit Committee is as follows.

(As of June 30, 2018)
Committee	Composition	Member
Audit Committee	3 outside directors	Sung-Sik Hwang(1), Joon Park, Kun Tai Han

(1)	Sung-Sik Hwang is the audit committee chairman. He was reappointed for another term as an Audit Committee member at the annual general meeting of shareholders held on March 15, 2018.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of June 30, 2018): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of June 30, 2018): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of June 30, 2018:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	48,355	0.0%
Sang Don Kim	Related Party	6,000	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of June 30, 2018:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service	29,275,136	8.18%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2018 H1:

	(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(3)
Non-outside directors	3	2,516		839
Outside directors who are not audit committee members	1	46		46
Outside directors who are audit committee members	3	117		39

Total	7	2,679	(4)	383

(1)	Number of directors as at June 30, 2018.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the six months ended June 30, 2018.
(4)

As Jin Jang resigned as an outside director on March 14, 2018 and Byoung Ho Lee was appointed as an outside director at the annual general meeting of shareholders held on March 15, 2018, the total amount paid includes remuneration paid to both Mr. Jang and Mr. Lee.

(2)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2018 H1

	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	Chief Executive Officer	2,058	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han

Total remuneration

•  ~~W~~2,058 million (consisting of ~~W~~738 million in salary and ~~W~~1,320 million in bonus).

Salary

•  Basic salary is set in accordance with the executive compensation regulations established by the board of directors. Annual salary is paid on a monthly basis (~~W~~67 million per month from January to March and ~~W~~70 million per month from April to June).

•  Position salary is calculated based on the significance of the position and responsibilities. Position salary is paid on a monthly basis (~~W~~53 million per month from January to March and ~~W~~56 million per month from April to June).

Bonus

•  Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•  Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•  Financial indicators: Revenue increased from ~~W~~26.5 trillion for the year ended December 31, 2016 to ~~W~~27.8 trillion for the year ended December 31, 2017, and operating profit increased from ~~W~~1.3 trillion for the year ended December 31, 2016 to ~~W~~2.5 trillion for the year ended December 31, 2017.

•  Non-financial indictors: We maintained industry-leading technology through the continual release of differentiated technologies and products. We are preparing for a successful transition to OLED business through stable production of OLED TVs and by securing a base for our plastic OLED business, while improving profit structure and market position. Mr. Han showed leadership in leading us to achieve our management goals. ~~W~~1,320 million was calculated as bonus based on the reasons stated above.

(3)	Remuneration for the five highest paid officers (among those paid over ~~W~~500 million per year)

•	Individual remuneration amount

	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	Chief Executive Officer	2,058	—
Yong Kee Hwang	President	839	—
Sang Deok Yeo	Advisor	3,878	—
Byung Chul Ahn	Outside Advisor	1,283	—
Gi Seong Chae	Outside Advisor	606	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han

Total remuneration

•  ~~W~~2,058 million (consisting of ~~W~~738 million in salary and ~~W~~1,320 million in bonus).

Salary

•  Basic salary is set in accordance with the executive compensation regulations established by the board of directors. Annual salary is paid on a monthly basis (~~W~~67 million per month from January to March and ~~W~~70 million per month from April to June).

•  Position salary is calculated based on the significance of the position and responsibilities. Position salary is paid on a monthly basis (~~W~~53 million per month from January to March and ~~W~~56 million per month from April to June).

Bonus

•  Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•  Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•  Financial indicators: Revenue increased from ~~W~~26.5 trillion for the year ended December 31, 2016 to ~~W~~27.8 trillion for the year ended December 31, 2017, and operating profit increased from ~~W~~1.3 trillion for the year ended December 31, 2016 to ~~W~~2.5 trillion for the year ended December 31, 2017.

•  Non-financial indictors: We maintained industry-leading technology through the continual release of differentiated technologies and products. We are preparing for a successful transition to OLED business through stable production of OLED TVs and by securing a base for our plastic OLED business, while improving profit structure and market position. Mr. Han showed leadership in leading us to achieve our management goals. ~~W~~1,320 million was calculated as bonus based on the reasons stated above.

Yong Kee Hwang

Total remuneration

•  ~~W~~839 million (consisting of ~~W~~523 million in salary and ~~W~~316 million in bonus).

Salary

•  Basic salary is set in accordance with the executive compensation regulations established by the board of directors. Annual salary is paid on a monthly basis (~~W~~57 million per month from January to March and ~~W~~59 million per month from April to June).

•  Position salary is calculated based on the significance of the position and responsibilities. Position salary is paid on a monthly basis (~~W~~23 million per month from January to March and ~~W~~24 million per month from April to June).

•  A total of ~~W~~34 million is paid on an annual basis in accordance with welfare benefits standards.

Bonus

•  Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•  Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•  Financial indicators: Revenue increased from ~~W~~26.5 trillion for the year ended December 31, 2016 to ~~W~~27.8 trillion for the year ended December 31, 2017, and operating profit increased from ~~W~~1.3 trillion for the year ended December 31, 2016 to ~~W~~2.5 trillion for the year ended December 31, 2017.

•  Non-financial indictors: We maintained industry-leading technology through the continual release of differentiated technologies and products. We are preparing for a successful transition to OLED business through stable production of OLED TVs and by securing a base for our plastic OLED business, while improving profit structure and market position. Mr. Hwang showed leadership in leading us to achieve our management goals. ~~W~~316 million was calculated as bonus based on the reasons stated above.

Sang Deok Yeo(1)

Total remuneration

•  ~~W~~3,878 million (consisting of ~~W~~319 million in salary, ~~W~~438 million in bonus and ~~W~~3,121 million in retirement pay).

Salary

•  Basic salary is set in accordance with the executive compensation regulations established by the board of directors. Annual salary is paid on a monthly basis (~~W~~57 million per month from January to March and ~~W~~45 million per month from April to June).

•  A total of ~~W~~13 million is paid on an annual basis in accordance with welfare benefits standards.

Bonus

•  Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•  Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•  Financial indicators: Revenue increased from ~~W~~26.5 trillion for the year ended December 31, 2016 to ~~W~~27.8 trillion for the year ended December 31, 2017, and operating profit increased from ~~W~~1.3 trillion for the year ended December 31, 2016 to ~~W~~2.5 trillion for the year ended December 31, 2017.

•  Non-financial indictors: We maintained industry-leading technology through the continual release of differentiated technologies and products. We are preparing for a successful transition to OLED business through stable production of OLED TVs and by securing a base for our plastic OLED business, while improving profit structure and market position. Mr. Yeo showed leadership in leading us to achieve our management goals. ~~W~~438 million was calculated as bonus based on the reasons stated above.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (18 years), monthly basic salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Byung Chul Ahn(1)

Total remuneration

•  ~~W~~1,283 million (consisting of ~~W~~168 million in salary, ~~W~~213 million in bonus and ~~W~~902 million in retirement pay).

Salary

•  Basic salary is set in accordance with the executive compensation regulations established by the board of directors. Annual salary is paid on a monthly basis (~~W~~28 million per month from January to March and ~~W~~2 million per month from April to June).

•  A total of ~~W~~18 million is paid on an annual basis in accordance with regulations of other welfare benefits.

Bonus

•  Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•  Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•  Financial indicators: Revenue increased from ~~W~~26.5 trillion for the year ended December 31, 2016 to ~~W~~27.8 trillion for the year ended December 31, 2017, and operating profit increased from ~~W~~1.3 trillion for the year ended December 31, 2016 to ~~W~~2.5 trillion for the year ended December 31, 2017.

•  Non-financial indictors: We maintained industry-leading technology through the continual release of differentiated technologies and products. We are preparing for a successful transition to OLED business through stable production of OLED TVs and by securing a base for our plastic OLED business, while improving profit structure and market position. Mr. Ahn showed leadership in leading us to achieve our management goals. ~~W~~213 million was calculated as bonus based on the reasons stated above.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (12 years), monthly basic salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Gi Seong Chae(1)

Total remuneration

•  ~~W~~606 million (consisting of ~~W~~117 million in salary, ~~W~~59 million in bonus and ~~W~~430 million in retirement pay).

Salary

•  Basic salary is set in accordance with the executive compensation regulations established by the board of directors. Annual salary is paid on a monthly basis (~~W~~21 million per month from January to March and ~~W~~17 million per month from April to June).

•  A total of ~~W~~3 million is paid on an annual basis in accordance with welfare benefits standards.

Bonus

•  Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•  Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•  Financial indicators: Revenue increased from ~~W~~26.5 trillion for the year ended December 31, 2016 to ~~W~~27.8 trillion for the year ended December 31, 2017, and operating profit increased from ~~W~~1.3 trillion for the year ended December 31, 2016 to ~~W~~2.5 trillion for the year ended December 31, 2017.

•  Non-financial indictors: We maintained industry-leading technology through the continual release of differentiated technologies and products. We are preparing for a successful transition to OLED business through stable production of OLED TVs and by securing a base for our plastic OLED business, while improving profit structure and market position. Mr. Chae showed leadership in leading us to achieve our management goals. ~~W~~59 million was calculated as bonus based on the reasons stated above.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (8 years), monthly basic salary at the time of retirement and payment rate per position (2.5 to 4.5%).

(1)	Advisors Sang Deok Yeo, Ahn Byung Chul and Gi Seong Chae retired effective as of March 30, 2018.

(4)	Stock options

Not applicable.

B.	Employees

As of June 30, 2018, we had 33,434 employees (excluding our directors). On average, our male employees have served 9.6 years and our female employees have served 8.1 years. The total amount of salary paid to our employees for the six months ended June 30, 2018 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,197,320 million for our male employees and ~~W~~269,951 million for our female employees. The following table provides details of our employees as of June 30, 2018:

(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2018 Q1 (2)(3)(4)	Average salary per capita(5)	Average years of service
Male	25,448	1,197,320	48.0	9.6
Female	7,986	269,951	33.7	8.1
Total	33,434	1,467,271	44.5	9.2

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the six months ended June 30, 2018 was ~~W~~197,940 million and the per capita welfare benefit provided was ~~W~~6.0 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 24,945, female: 8,006) for the six months ended June 30, 2018.

In December 2017, we were audited by the Ministry of Employment and Labor regarding our human resource practices (including in relation to employment contracts, hours of work, outsourcing and employees in pregnancy), and we were found to be in violation of certain provisions of the Labor Standard Act relating to overtime, night and holiday work. As a result, we were issued a corrective order in January 2018 and paid additional overtime wages of ~~W~~2,893 million to 16,106 administrative employees of our Paju facilities for their nighttime work between January 1, 2015 to December 31, 2017. In addition, we reviewed nighttime work records of our administrative employees outside of our Paju facilities during the same period and paid additional overtime wages of ~~W~~2,166 million to eligible employees. In order to prevent such violation from occurring again, we are periodically monitoring the nighttime work records of our employees.

From December 2017 to January 2018, we were audited by the Ministry of Employment and Labor regarding our human resource practices relating to temporary and part-time employees, and we were found to have omitted certain required information (including the number of break hours and vacation days) in the employment contracts of 82 temporary employees. As a result, we were assessed a fine of ~~W~~27 million, which we subsequently paid. In order to prevent such violation from occurring again, we have amended the relevant provisions of the applicable employment contracts.

17.	Other Matters

A.	Material Events Subsequent to the Reporting Period

(1)	Matters Concerning Acquisition of Stocks and Investment Securities

In July 2018, we established LG Display (China) High-tech, Co., Ltd. in Guangzhou, China, in which we own 70% of the shares, for purposes of producing display panels.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2018 and 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of June 30, 2018, the condensed consolidated interim statements of comprehensive income (loss) for each of the three-month and six-month periods ended June 30, 2018 and 2017, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2018 and 2017, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2017 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 22, 2018, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2017, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 10, 2018

This report is effective as of August 10, 2018 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of June 30, 2018 and December 31, 2017

(In millions of won)	Note	June 30, 2018		December 31, 2017
Assets
Cash and cash equivalents	4, 25	~~W~~	2,851,481	2,602,560
Deposits in banks	4, 25		346,164	758,078
Trade accounts and notes receivable, net	5, 14, 25, 27		3,491,024	4,325,120
Other accounts receivable, net	5, 25		154,596	164,827
Other current financial assets	6, 25		14,460	27,252
Inventories	7		2,430,307	2,350,084
Prepaid income taxes			3,221	3,854
Other current assets	5		425,593	241,928

Total current assets			9,716,846	10,473,703

Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		131,496	122,507
Other non-current financial assets	6, 25		74,413	68,574
Property, plant and equipment, net	9, 17		19,032,682	16,201,960
Intangible assets, net	10, 17		946,426	912,821
Deferred tax assets	23		1,158,628	985,352
Other non-current assets	5		383,709	394,759

Total non-current assets			21,727,365	18,685,984

Total assets		~~W~~	31,444,211	29,159,687

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	2,969,607	2,875,090
Current financial liabilities	11, 25		2,182,368	1,452,926
Other accounts payable	25		3,244,839	3,169,937
Accrued expenses			688,294	812,615
Income tax payable			59,987	321,978
Provisions	13		79,724	76,016
Advances received	14		429,565	194,129
Other current liabilities	13		114,200	75,991

Total current liabilities			9,768,584	8,978,682

Non-current financial liabilities	11, 25		5,384,085	4,150,192
Non-current provisions	13		22,188	28,312
Defined benefit liabilities, net	12		205,427	95,447
Long-term advances received	14		1,430,168	830,335
Deferred tax liabilities	23		15,854	24,646
Other non-current liabilities	13		85,057	70,563

Total non-current liabilities			7,142,779	5,199,495

Total liabilities			16,911,363	14,178,177

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			10,078,081	10,621,571
Reserves	15		(169,686)	(288,280)

Total equity attributable to owners of the Controlling Company			13,948,587	14,373,483

Non-controlling interests			584,261	608,027

Total equity			14,532,848	14,981,510

Total liabilities and equity		~~W~~	31,444,211	29,159,687

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2018 and 2017

(In millions of won, except earnings per share)	Note	For the three-month period ended June 30			For the six-month period ended June 30
		2018		2017	2018	2017
Revenue	16, 17, 27	~~W~~	5,611,248	6,628,886	11,286,412	13,691,048
Cost of sales	7, 18, 27		(5,144,505)	(5,115,018)	(10,277,585)	(10,457,900)

Gross profit			466,743	1,513,868	1,008,827	3,233,148

Selling expenses	19		(203,853)	(222,526)	(376,811)	(465,729)
Administrative expenses	19		(196,083)	(175,457)	(378,413)	(340,407)
Research and development expenses			(294,915)	(311,613)	(580,034)	(595,863)

Operating profit (loss)			(228,108)	804,272	(326,431)	1,831,149

Finance income	22		32,886	48,346	153,883	128,424
Finance costs	22		(61,966)	(94,026)	(192,327)	(147,007)
Other non-operating income	21		370,513	156,123	598,061	540,482
Other non-operating expenses	21		(455,055)	(87,558)	(667,798)	(668,021)
Equity in income (loss) of equity accounted investees, net			1,710	4,662	(1,183)	4,912

Profit (loss) before income tax			(340,020)	831,819	(435,795)	1,689,939
Income tax expense (benefit)	23		(39,477)	95,151	(86,270)	273,774

Profit (loss) for the period			(300,543)	736,668	(349,525)	1,416,165

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(4,973)	(3,599)	(11,392)	(8,324)
Other comprehensive income (loss) from associates			(18)	736	23	493
Related income tax	12		1,330	871	3,626	2,014

			(3,661)	(1,992)	(7,743)	(5,817)

Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	22		12,042	138,890	139,932	(110,787)
Other comprehensive income (loss) from associates			(626)	2,715	689	2,163
			11,416	141,605	140,621	(108,624)

Other comprehensive income (loss) for the period, net of income tax			7,755	139,613	132,878	(114,441)

Total comprehensive income (loss) for the period		~~W~~	(292,788)	876,281	(216,647)	1,301,724

Profit (loss) attributable to:
Owners of the Controlling Company			(297,385)	690,300	(356,839)	1,323,790
Non-controlling interests			(3,158)	46,368	7,314	92,375

Profit (loss) for the period		~~W~~	(300,543)	736,668	(349,525)	1,416,165

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(288,692)	811,434	(245,988)	1,224,366
Non-controlling interests			(4,096)	64,847	29,341	77,358

Total comprehensive income (loss) for the period		~~W~~	(292,788)	876,281	(216,647)	1,301,724

Earnings (loss) per share (In won)
Basic earnings (loss) per share	24	~~W~~	(831)	1,929	(997)	3,700

Diluted earnings (loss) per share	24	~~W~~	(831)	1,929	(997)	3,700

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2018 and 2017

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Total comprehensive income (loss) for the period
Profit for the period		—	—	1,323,790	—	1,323,790	92,375	1,416,165

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(6,310)	—	(6,310)	—	(6,310)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(95,770)	(95,770)	(15,017)	(110,787)
Other comprehensive income from asssociates		—	—	493	2,163	2,656	—	2,656

Total other comprehensive loss		—	—	(5,817)	(93,607)	(99,424)	(15,017)	(114,441)

Total comprehensive income (loss) for the period	~~W~~	—	—	1,317,973	(93,607)	1,224,366	77,358	1,301,724

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Capital contribution from non-controlling interests		—	—	—	—	—	4,251	4,251

Balances at June 30, 2017	~~W~~	1,789,079	2,251,113	10,143,348	(182,085)	14,001,455	588,000	14,589,455

Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(356,839)	—	(356,839)	7,314	(349,525)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(7,766)	—	(7,766)	—	(7,766)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	117,905	117,905	22,027	139,932
Other comprehensive income from associates		—	—	23	689	712	—	712

Total other comprehensive income (loss)		—	—	(7,743)	118,594	110,851	22,027	132,878

Total comprehensive income (loss) for the period	~~W~~	—	—	(364,582)	118,594	(245,988)	29,341	(216,647)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(53,107)	(53,107)

Balances at June 30, 2018	~~W~~	1,789,079	2,251,113	10,078,081	(169,686)	13,948,587	584,261	14,532,848

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	(349,525)	1,416,165
Adjustments for:
Income tax expense (benefit)	23		(86,270)	273,774
Depreciation	18		1,606,315	1,278,965
Amortization of intangible assets	18		212,796	216,031
Gain on foreign currency translation			(236,639)	(107,947)
Loss on foreign currency translation			285,901	64,887
Expenses related to defined benefit plans	12		103,671	99,047
Gain on disposal of property, plant and equipment			(4,330)	(13,352)
Loss on disposal of property, plant and equipment			10,568	5,370
Impairment loss on property, plant and equipment			27,491	—
Gain on disposal of intangible assets			(239)	(308)
Impairment loss on intangible assets			301	1,677
Reversal of impairment loss on intangible assets			(36)	—
Warranty expense			92,062	126,251
Finance income			(40,690)	(84,461)
Finance costs			84,412	95,052
Equity in loss (income) of equity method accounted investees, net	8		1,183	(4,912)
Other income			(2,161)	(16,378)
Other expenses			617	78

			2,054,952	1,933,774
Changes in
Trade accounts and notes receivable			1,052,117	526,666
Other accounts receivable			(16,472)	23,594
Inventories			(188,410)	(51,845)
Other current assets			(137,809)	(58,998)
Other non-current assets			(27,362)	(105,697)
Trade accounts and notes payable			(112,186)	(412,353)
Other accounts payable			(163,479)	(132,376)
Accrued expenses			(131,698)	(101,307)
Provisions			(104,267)	(89,191)
Other current liabilities			(9,222)	(8,157)
Defined benefit liabilities, net			(5,141)	(4,557)
Other non-current liabilities			12,184	3,265
Long-term advances received			767,830	565,950

			936,085	154,994

Cash generated from operating activities			2,641,512	3,504,933
Income taxes paid			(353,564)	(270,431)
Interests received			41,863	24,080
Interests paid			(91,479)	(64,227)

Net cash provided by operating activities		~~W~~	2,238,332	3,194,355

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from investing activities:
Dividends received		~~W~~	5,272	8,639
Increase in deposits in banks			(740,720)	(1,025,475)
Proceeds from withdrawal of deposits in banks			1,152,277	1,127,131
Acquisition of available-for-sale financial assets			—	(112)
Acquisition of financial assets at fair value through profit or loss			(391)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	—
Acquisition of investments in equity accounted investees			(14,732)	—
Proceeds from disposal of investments in equity accounted investees			2,382	6,697
Acquisition of property, plant and equipment			(3,965,992)	(3,321,907)
Proceeds from disposal of property, plant and equipment			105,323	76,506
Acquisition of intangible assets			(254,527)	(207,303)
Proceeds from disposal of intangible assets			960	750
Government grants received			1,210	1,505
Receipt from settlement of derivatives			71	2,895
Proceeds from collection of short-term loans			7,908	430
Increase in long-term loans			(19,420)	(300)
Increase in deposits			(3,523)	(1,753)
Decrease in deposits			685	3,051
Proceeds from disposal of emission rights			10,200	—

Net cash used in investing activities			(3,713,011)	(3,329,246)

Cash flows from financing activities:	26
Repayments of short-term borrowings			—	(113,209)
Proceeds from issuance of bonds			498,170	298,780
Proceeds from long-term borrowings			1,982,289	511,402
Repayments of current portion of long-term borrowings and bonds			(646,476)	(364,431)
Capital contribution from non-controlling interests			—	4,251
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			1,655,075	157,885

Net increase in cash and cash equivalents			180,396	22,994
Cash and cash equivalents at January 1			2,602,560	1,558,696
Effect of exchange rate fluctuations on cash held			68,525	(42,216)

Cash and cash equivalents at June 30		~~W~~	2,851,481	1,539,474

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of June 30, 2018, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2018, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2018, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2018, there are 20,572,122 ADSs outstanding.

1.	Reporting Entity, Continued

(b) Consolidated Subsidiaries as of June 30, 2018

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD 411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY 95
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY 4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD 1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.(*1)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY 1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.(*1)	Haiphong Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	USD 300
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and obtain technologies	—
Money Market Trust(*3)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 384,401

1.	Reporting Entity, Continued

(*1)

For the six-month period ended June 30, 2018, the Controlling Company contributed ~~W~~212,600 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”). There was no change in the Controlling Company’s ownership percentage in LGDVN as a result of this additional investment.

(*2)

For the six-month period ended June 30, 2018, the Controlling Company established LG DISPLAY FUND I LLC in Wilmington, U.S.A. to invest in venture business and the Controlling Company has a 100% equity interest of this subsidiary.

(*3)	For the six-month period ended June 30, 2018, the Controlling Company acquired and disposed interests in Money Market Trust (“MMT”) and the MMT amount as of June 30, 2018 is ~~W~~384,401 million.

~~W~~90,281 million is attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the six-month period ended June 30, 2018.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2017.

This is the first set of the Group’s financial statements where K-IFRS No. 1109, K-IFRS No. 1115, and K-IFRS No. 2122 have been applied. Changes to significant accounting policies are described in Note 3.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	financial assets at fair value through profit or loss (“FVTPL”) and financial asset at fair value through other comprehensive income (“FVOCI”), and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

During the six-month period ended June 30, 2018, based on the review of the past accumulated usage information that became available, the Group management reassessed the economic useful life of the Mask and Mold which had previously been classified as inventory. The balances of such Mask and Mold inventories amounted to ~~W~~111,456 million as of December 31, 2017. Based on the results of the reassessment, the Group changed useful lives of Mask and Mold to two years and accounted for the change as a change in accounting estimate. The Group also changed the classification of Mask and Mold to property, plant and equipment.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1109, K-IFRS No. 1115 in Note 3 and the change in useful life of Mask and Mold.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2017, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below. The changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2018.

(a)	Changes in Accounting Policies

The Group has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, K-IFRS No. 1109, Financial Instruments, and K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration from January 1, 2018.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standards replaces K-IFRS No. 1039 Financial Instruments: Recognition and Measurement. The Group adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Group has taken an exemption not to restate the financial statements for prior years with respects to transition requirements.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below. There is no impact on the opening balance of retained earnings at January 1, 2018.

3.	Summary of Significant Accounting Policies, Continued

(a) Changes in Accounting Policies, Continued

i) Classification and measurement of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held to maturity, loans and receivables and available for sale.

The adoption K-IFRS No. 1109 has not had a significant effect on the Group’s accounting policies related to financial liabilities and derivative financial instruments. The impact of K-IFRS No. 1109 on the classification and measurement of financial assets is set out below.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is to hold assets to collect contractual cash flow; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

The following table below explain the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at January 1, 2018 are as below.

(In millions of won)	Classification under K-IFRS No. 1039	Classification under K-IFRS No. 1109	Carrying amount under K-IFRS No. 1039		Carrying amount under K-IFRS No. 1109	Difference
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	~~W~~	2,602,560	2,602,560	—
Deposits	Loans and receivables	Amortized cost		758,089	758,089	—
Trade receivables	Loans and receivables	Amortized cost		4,325,120	4,325,120	—
Other receivables	Loans and receivables	Amortized cost		164,827	164,827	—
Debt instrument	Available-for-sale	FVOCI-debt instrument		162	162	—
Equity instrument	Available-for-sale	Mandatorily at FVTPL		4,980	4,980	—
Convertible bonds	Designated as at FVTPL	Mandatorily at FVTPL		1,552	1,552	—
Derivatives	Designated as at FVTPL	Mandatorily at FVTPL		842	842	—
Others	Loans and receivables	Amortized cost		88,290	88,290	—

Total financial assets			~~W~~	7,946,422	7,946,422	—

As of January 1, 2018, there were no financial liabilities measured at FVTPL.

3.	Summary of Significant Accounting Policies, Continued

(a) Changes in Accounting Policies, Continued

ii)	Impairment of financial assets

K-IFRS No. 1109 replaces the ‘incurred loss’ model in K-IFRS No. 1039 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is recognized in OCI, instead of reducing the carrying amount of the asset.

As a result of applying the loss allowances model under K-IFRS No. 1109, as of January 1, 2018, there are no additional loss allowances as compared with the loss allowances under K-IFRS No. 1039.

iii)	Hedge Accounting

When initially applying K-IFRS No. 1109, the Group elected as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109. As of January 1, 2018, there is no impact on the condensed consolidated interim financial statement of the Group resulting from the application of the requirements in K-IFRS No. 1109.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from contracts with customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers.

The Group has initially applied K-IFRS No. 1115, Revenue from contracts with customers, from January 1, 2018. Regarding transition to K-IFRS No.1115, the Group has decided to apply the cumulative effect method, i.e. recognizing the cumulative effect of applying K-IFRS No. 1115 at the date of initial application, which is January 1, 2018, without restatement of the comparative periods presented. The impact on its condensed consolidated interim financial statements resulting from the application of the new standard is as follows.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

Variable Consideration

The consideration received from customers may be variable as the Group allows its customers to return their products according to the contracts. For the year-ended December 31, 2017, the Group recognizes a provision measured at the gross profit for products sold which are expected to be returned. Under K-IFRS No. 1115, the Group shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Group shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Group does not expect to be entitled and a new asset for the right to recover returned goods. As a result of this change, the refund liability and a new asset for the right to recover returned goods increased by ~~W~~9,789 million, respectively, as of January 1, 2018. There is no impact on the opening balance of retained earnings at January 1, 2018. (Note 5(d), 13(a))

The effect of the application of K-IFRS No. 1115 on the Group’s consolidated interim statement of financial position as of June 30, 2018 is as follows. There is no impact on the condensed consolidated interim statement of comprehensive income and the cash flows for the six-month period ended June 30, 2018.

(in millions won) Categories	Adoption of K-IFRS No. 1115	Adjustments	Adoption of K-IFRS No. 1018
Current Assets
Other current assets	~~W~~425,593	(5,360)	420,233
Current Liabilities
Provisions	~~W~~79,724	(5,360)	74,364

(iii)	K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. There is no significant impact on the condensed consolidated interim financial statements of the Group.

3.	Summary of Significant Accounting Policies, Continued

(b)	New Standards and Amendments Not Yet Adopted

The following new standard is effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not early adopted the following new standard in preparing these condensed consolidated interim financial statements.

(i)	K-IFRS No. 1116, Leases

The Group plans to adopt K-IFRS No. 1116, Leases, in its consolidated financial statements for annual period beginning on January 1, 2019, assess the financial impact of the adoption of K-IFRS No. 1116 and disclose the results in its consolidated financial statements for the year ending December 31, 2018. As of June 30, 2018, other than the potential impacts described in the consolidated financial statements as of and for the year ended December 31, 2017, there are no significant changes in relation to preparation for the adoption of this new standard.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	2,851,481	2,602,560
Deposits in banks
Time deposits		~~W~~ 272,082	685,238
Restricted cash (*)		74,082	72,840

	~~W~~	346,164	758,078

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	11

	~~W~~	3,197,656	3,360,649

(*)

Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Trade, net	~~W~~	2,736,700	3,275,902
Due from related parties		754,324	1,049,218

	~~W~~	3,491,024	4,325,120

(b)	Other accounts receivable as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Non-trade receivable, net	~~W~~	142,991	150,554
Accrued income		11,605	14,273

	~~W~~	154,596	164,827

Due from related parties included in other accounts receivable, as of June 30, 2018 and December 31, 2017 are ~~W~~378 million and ~~W~~10,821 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable as of June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018
	Book value				Impairment loss
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable (*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable (*)	Long-term non-trade receivable
Not past due	~~W~~	3,456,114	130,697	637	(502)	(384)	(6)
Past due 1-15 days		5,263	8,024	—	—	(29)	—
Past due 16-30 days		28,563	1,338	—	—	—	—
Past due 31-60 days		1,586	301	—	—	(2)	—
Past due more than 60 days		—	15,196	—	—	(545)	—

	~~W~~	3,491,526	155,556	637	(502)	(960)	(6)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

5.	Receivables and Other Assets, Continued

	December 31, 2017
	Book value				Impairment loss
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable (*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable (*)	Long-term non-trade receivable
Not past due	~~W~~	4,323,465	164,755	8,738	(1,631)	(905)	—
Past due 1-15 days		2,652	488	—	(1)	(3)	—
Past due 16-30 days		631	65	—	—	(1)	—
Past due 31-60 days		—	208	—	—	(2)	—
Past due more than 60 days		4	622	—	—	(400)	—

	~~W~~	4,326,752	166,138	8,738	(1,632)	(1,311)	—

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the six-month periods ended June 30, 2018 and the year ended December 31, 2017 are as follows:

	2018				2017
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Balance at the beginning of the period	~~W~~	1,632	1,311	—	1,488	1,093	23
(Reversal of) bad debt expense		(1,130)	(351)	6	144	218	(23)

Balance at the reporting date	~~W~~	502	960	6	1,632	1,311	—

5.	Receivables and Other Assets, Continued

(d)	Other assets as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Current assets
Advance payments	~~W~~	12,163	7,973
Prepaid expenses		161,602	83,626
Value added tax refundable		246,468	148,351
Emission rights		—	1,978
Right to recover returned goods(*)		5,360	—

	~~W~~	425,593	241,928

Non-current assets
Long-term prepaid expenses	~~W~~	383,709	394,759

	~~W~~	383,709	394,759

(*)	As a result from the initial application of K-IFRS No. 1115, the Group recognized an asset for right to recover returned goods returned by the customer.

6.	Other Financial Assets

(a)	Other financial assets as of June 30, 2018 are as follows:

(In millions of won)	June 30, 2018
Current assets
Financial asset carried at amortized cost
Deposits	~~W~~	1,313
Short-term loans		13,147

	~~W~~	14,460

Non-current assets
Financial asset at fair value through profit or loss
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc		1,968
Fineeva Co., Ltd.		285
ARCH Venture Fund Vill, L.P.		2,498

	~~W~~	5,480

Convertible bonds	~~W~~	1,552
Derivatives(*)		341
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	158
Financial asset carried at amortized cost
Deposits	~~W~~	22,284
Long-term loans		43,967
Long-term non-trade receivable		631

	~~W~~	74,413

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

6.	Other Financial Assets, Continued

(b)	Other financial assets as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
Current assets
Available-for-sale financial assets Debt instrument Government bonds	~~W~~	6
Deposits		10,480
Short-term loans		16,766

	~~W~~	27,252

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	156
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc		1,968
ARCH Venture Fund Vill, LP.		2,283

	~~W~~	4,980

Deposits	~~W~~	19,898
Long-term loans		32,408
Long-term non-trade receivable		8,738
Derivatives(*)		842

	~~W~~	68,574

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

Other financial assets of related parties as of June 30, 2018 and December 31, 2017 are ~~W~~2,250 million and ~~W~~2,750 million, respectively.

7.	Inventories

Inventories as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Finished goods	~~W~~	1,068,182	965,643
Work-in-process		789,972	748,592
Raw materials		394,018	344,997
Supplies		178,135	290,852

	~~W~~	2,430,307	2,350,084

For the six-month periods ended June 30, 2018 and 2017, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2018		2017
Inventories recognized as cost of sales	~~W~~	10,277,585	10,457,900
Including: inventory write-downs		261,036	234,880
Including: reversal and usage of inventory write-downs		(206,127)	(204,123)

8.	Investments in Equity Accounted Investees

Associates as of June 30, 2018 are as follows:

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	2018			2017
					Percentage of ownership		Carrying amount	Percentage of ownership		Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture electric glass for FPDs	40%	~~W~~	46,165	40%	~~W~~	46,511
INVENIA Co., Ltd.	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for FPDs	13%		2,788	13%		2,887
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		3,607	14%		7,270
LB Gemini New Growth Fund No. 16 (*1)	Seoul, South Korea	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	31%		4,509	31%		5,910
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	18%		16,423	15%		15,888
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell electric glass for FPDs	17%		23,009	17%		23,732
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—

8.	Investments in Equity Accounted Investees, Continued

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	2018			2017
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
CYNORA GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	14%	~~W~~	20,309	14%	~~W~~	20,309
Material Science Co., Ltd. (*2)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%		3,954	—		—
Nanosys Inc. (*3)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		10,732	—		—

						~~W~~	131,496		~~W~~	122,507

Although the Controlling Company’s share interests in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

(*1)

The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). On the other hand, a resolution to dissolve the fund was approved at the general meeting and the fund is in process of liquidation as of June 30, 2018.

(*2)

In March 2018, the Controlling Company invested ~~W~~4,000 million and acquired 10,767 shares of common stock with voting rights in Material Science Co., Ltd. As of June 30, 2018, the Controlling Company‘s ownership percentage in Material Science Co., Ltd. is 10% and the Controlling Company has the right to appoint a director to the board of directors of the investee.

(*3)

In May 2018, the Controlling Company invested ~~W~~10,732 million and acquired 5,699,954 shares of preferred stock with voting rights in Nanosys Inc. As of June 30, 2018, the Controlling Company‘s ownership percentage in Nanosys Inc. is 4% and the Controlling Company has the right to appoint a director to the board of directors of the investee.

8.	Investments in Equity Accounted Investees, Continued

Dividends received from equity method investees for the six-month periods ended June 30, 2018 and 2017 amounted to ~~W~~5,272 million and ~~W~~8,639 million, respectively.

9.	Property, Plant and Equipment

For the six-month periods ended June 30, 2018 and 2017, the Group purchased property, plant and equipment of ~~W~~4,267,244 million and ~~W~~3,531,056 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~54,323 million and 2.67%, and ~~W~~16,983 million and 1.93% for the six-month periods ended June 30, 2018 and 2017, respectively. Also, for the six-month periods ended June 30, 2018 and 2017, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~66,931 million and ~~W~~30,445 million, respectively, and recognized ~~W~~4,330 million and ~~W~~10,568 million as gain and loss, respectively, on disposal of property, plant and equipment for the six-month period ended June 30, 2018 (gain and loss for the six-month period ended June 30, 2017: ~~W~~13,352 million and ~~W~~5,370 million, respectively).

10.	Intangible Assets

(a)

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of June 30, 2018 and December 31, 2017 are ~~W~~352,694 million and ~~W~~296,760 million, respectively.

(b)

Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

11.	Financial Liabilities

(a) Financial liabilities as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Current
Current portion of long-term borrowings and bonds	~~W~~	2,182,368	1,452,926
Non-current
Won denominated borrowings	~~W~~	1,980,933	1,251,258
Foreign currency denominated borrowings		1,657,827	1,392,931
Bonds		1,745,325	1,506,003

	~~W~~	5,384,085	4,150,192

(b) Won denominated long-term borrowings as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won) Lender	Annual interest rate as of June 30, 2018 (%)	June 30, 2018		December 31, 2017
Woori Bank	2.75	~~W~~	1,584	1,922
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	CD rate (91days) + 0.64~0.74 2.28~3.25		2,480,000	1,250,000
Less current portion of long-term borrowings			(700,651)	(200,664)

		~~W~~	1,980,933	1,251,258

11.	Financial Liabilities, Continued

(c) Foreign currency denominated long-term borrowings as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of June 30, 2018 (%)(*)	June 30, 2018		December 31, 2017
The Export—Import Bank of Korea	3ML+0.55~1.04	~~W~~	790,799		755,337
China Construction Bank and others	USD: 3ML+0.80~2.00 CNY: PBOC X 0.90		1,974,038		1,385,097

Foreign currency equivalent		USD	2,170	USD	1,500
		CNY	1,954	CNY	3,263
Less current portion of long-term borrowings		~~W~~	(1,107,010)		(747,503)

		~~W~~	1,657,827		1,392,931

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates) and PBOC represents People’s Bank of China.

(d)	Details of bonds issued and outstanding as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	Maturity	Annual interest rate as of June 30, 2018 (%)	June 30, 2018		December 31, 2017
Won denominated bonds (*)
Publicly issued bonds	November 2018 ~ February 2023	1.80~3.73	~~W~~	2,015,000	2,015,000
Privately placed bonds	May 2025 ~ May 2033	3.25~4.25		110,000	—
Less discount on bonds				(4,968)	(4,238)
Less current portion				(374,707)	(504,759)

			~~W~~	1,745,325	1,506,003

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

(a)	Net defined benefit liabilities recognized as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Present value of partially funded defined benefit obligations	~~W~~	1,633,438	1,562,424
Fair value of plan assets		(1,428,011)	(1,466,977)

	~~W~~	205,427	95,447

(b)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2018		2017	2018	2017
Current service cost	~~W~~	51,628	49,100	103,187	97,851
Net interest cost		242	598	484	1,196

	~~W~~	51,870	49,698	103,671	99,047

(c)	Plan assets as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Guaranteed deposits in banks	~~W~~	1,428,011	1,466,977

As of June 30, 2018, the Controlling Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., Shinhan Bank and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2018		2017	2018	2017
Remeasurements of net defined benefit liabilities	~~W~~	(4,973)	(3,599)	(11,392)	(8,324)
Tax effect		1,330	871	3,626	2,014

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(3,643)	(2,728)	(7,766)	(6,310)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the six-month period ended June 30, 2018 are as follows:

(In millions of won)	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2018	~~W~~	43	102,450	1,835	104,328

Adjustment from adoption of K-IFRS No. 1115		—	—	9,789	9,789
Additions (reversals)		—	92,062	(5,744)	86,318
Usage		—	(98,523)	—	(98,523)

Balance at June 30, 2018	~~W~~	43	95,989	5,880	101,912

Current	~~W~~	43	73,801	5,880	79,724
Non-current	~~W~~	—	22,188	—	22,188

(*)

The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Current liabilities
Withholdings	~~W~~	51,741	63,766
Unearned revenues		8,823	12,225
Security deposits		1,020	—
Dividends payable		52,616	—

	~~W~~	114,200	75,991

Non-current liabilities
Long-term accrued expenses	~~W~~	79,392	70,561
Security deposits		5,664	—
Long-term other accounts payable		1	2

	~~W~~	85,057	70,563

14.	Contingencies and Commitments

(a) Legal Proceedings

Anti-trust litigations

Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Controlling Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. Prior to Argos’ filing of Particulars of Claim and service, the Controlling Company and LG Display Taiwan Co., Ltd. reached a settlement in principle with Argos in December 2017. The parties expect to execute a settlement agreement in 2018.

Others

The Group is defending against various claims in addition to pending proceedings described above. The Group does not have a present obligation for these matters and has not recognized any provision at June 30, 2018.

(b) Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,743 million (~~W~~1,955,662 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of June 30, 2018, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

14. Contingencies and Commitments, Continued

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
		Maximum			Not yet due
Classification	Financial institutions	Contractual amount		KRW equivalent	Contractual amount	KRW equivalent
Controlling	Shinhan Bank	KRW	90,000	90,000	—	—
Company	Sumitomo Mitsui Banking Corporation	USD	20	22,434	—	—
	Bank of Tokyo-Mitsubishi UFJ	USD	70	78,519	USD 47	49,904
	BNP Paribas	USD	150	168,255	—	—
	ING Bank	USD	150	168,255	—	—

		USD	390		USD 47
		KRW	90,000	527,463	—	49,904

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	336,510	USD 110	123,387

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	82	91,979	—	—
	Hongkong & Shanghai Banking Corp.	USD	50	56,085	—	—
	Taishin International Bank	USD	289	324,171	—	—

LG Display Germany GmbH	Citibank	USD	160	179,472	—	—
	BNP Paribas	USD	75	84,128	—	—

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	400	448,680	USD 400	448,678
	Standard Chartered Bank	USD	400	448,680	—	—
	Sumitomo Mitsui Banking Corporation	USD	250	280,425	USD 40	44,869

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	100,953	—	—

LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China	USD	64	71,789	—	—

		USD	2,160	2,422,872	USD 550	616,934

		USD	2,550		USD 597
		KRW	90,000	2,950,335	—	666,838

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

14.	Contingencies and Commitments, Continued

Letters of credit

As of June 30, 2018, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~33,651 million) with KEB Hana Bank, USD 80 million (~~W~~89,736 million) with Bank of China and USD 50 million (~~W~~56,085 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,600 million (~~W~~1,794,720 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements and USD 8.5 million (~~W~~9,534 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank Corporation and other various banks amounting to CNY 1,030 million (~~W~~174,492 million), JPY 900 million (~~W~~9,133 million), EUR 2.5 million (~~W~~3,243 million), VND 38,167 million (~~W~~1,866 million), USD 0.5 million (~~W~~561 million), PLN 0.2 million (~~W~~59 million) and, respectively, for their local tax payments and utility payments.

License agreements

As of June 30, 2018, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of June 30, 2018, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 1,600 million (~~W~~1,794,720 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 1,600 million (~~W~~1,794,720 million) from KEB Hana Bank and other various banks relating to advances received.

Pledged assets

Regarding the secured bank borrowing amounting to USD 270 million (~~W~~302,648 million) and CNY 655 million (~~W~~110,896 million) from China Construction Bank, as of June 30, 2018, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~215,979 million as pledged assets.

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of June 30, 2018 and December 31, 2017, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2017 to June 30, 2018.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018	December 31, 2017
Foreign currency translation differences for foreign operations	~~W~~ (141,844)	(259,749)
Other comprehensive loss from associates (excluding remeasurements)	(27,842)	(28,531)

	~~W~~ (169,686)	(288,280)

16.	Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Sales of goods	~~W~~	5,601,749	6,613,513	11,266,199	13,664,421
Royalties		4,167	4,671	9,575	11,215
Others		5,332	10,702	10,638	15,412

	~~W~~ 	5,611,248	6,628,886	11,286,412	13,691,048

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month and six-month periods ended June 30, 2018 and 2017.

(a)	Revenue by geography

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
Region	2018		2017	2018	2017
Domestic	~~W~~	437,277	461,735	871,390	1,004,946
Foreign
China		3,431,123	4,282,599	7,027,414	8,932,091
Asia (excluding China)		577,441	641,251	979,715	1,218,970
United States		579,967	645,817	1,193,880	1,293,694
Europe (excluding Poland)		347,324	343,802	693,376	626,115
Poland		238,116	253,682	520,637	615,232

Sub total	~~W~~	5,173,971	6,167,151	10,415,022	12,686,102

Total	~~W~~	5,611,248	6,628,886	11,286,412	13,691,048

Sales to Company A and Company B amount to ~~W~~3,290,397 million and ~~W~~2,692,462 million, respectively, for the six-month period ended June 30, 2018 (the six-month period ended June 30, 2017: ~~W~~4,041,690 million and ~~W~~3,251,702 million). The Group’s top ten end-brand customers together accounted for 77% of sales for the six-month period ended June 30, 2018 (the six-month period ended June 30, 2017: 80%).

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

	June 30, 2018			December 31, 2017
(In millions of won) Region	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	14,589,582	770,962	12,487,111	731,373
Foreign
China		3,078,244	13,507	2,929,739	17,244
Others		1,364,856	161,957	785,110	164,204

Sub total		4,443,100	175,464	3,714,849	181,448

Total	~~W~~	19,032,682	946,426	16,201,960	912,821

(c)	Revenue by product and services

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won) Product	2018		2017	2018	2017
Televisions	~~W~~	2,331,519	3,043,029	4,745,269	6,042,653
Desktop monitors		982,871	1,137,471	1,918,902	2,210,563
Tablet products		411,583	487,030	887,712	1,071,873
Notebook computers		629,432	538,723	1,219,131	1,114,345
Mobile and others		1,255,843	1,422,633	2,515,398	3,251,614

	~~W~~	5,611,248	6,628,886	11,286,412	13,691,048

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2018		2017	2018	2017
Changes in inventories	~~W~~ 	(79,923)	(60,215)	(80,224)	(55,599)
Purchases of raw materials, merchandise and others		2,982,655	3,067,295	5,810,279	6,401,079
Depreciation and amortization		909,036	779,132	1,819,111	1,494,996
Outsourcing fees		191,551	171,439	381,773	354,239
Labor costs		834,508	758,912	1,692,192	1,529,602
Supplies and others		249,089	300,563	493,253	552,278
Utility		211,048	199,841	432,317	400,342
Fees and commissions		177,621	175,486	369,327	337,219
Shipping costs		58,878	66,102	113,303	122,429
Advertising		23,584	44,969	38,528	89,458
Warranty expenses		56,415	50,402	92,062	126,252
Taxes and dues		37,942	29,760	66,629	50,860
Travel		26,040	22,792	52,170	41,731
Others		197,932	229,333	379,452	432,840

	~~W~~ 	5,876,376	5,835,811	11,660,172	11,877,726

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2018		2017	2018	2017
Salaries and wages	~~W~~	89,529	77,190	180,592	158,440
Expenses related to defined benefit plans		7,578	6,917	15,062	13,801
Other employee benefits		23,648	22,300	46,720	45,007
Shipping costs		48,795	57,751	94,666	106,340
Fees and commissions		51,138	48,290	99,835	95,274
Depreciation		41,029	33,930	80,824	68,699
Taxes and dues		24,788	19,170	37,895	28,131
Advertising		23,584	44,969	38,528	89,458
Warranty expenses		56,415	50,402	92,062	126,252
Rent		6,541	5,836	13,190	13,859
Insurance		2,994	3,339	5,877	6,234
Travel		5,545	7,172	11,723	13,657
Training		3,986	4,910	6,553	8,456
Others		14,366	15,807	31,697	32,528

	~~W~~	399,936	397,983	755,224	806,136

20.	Personnel Expenses

Details of personnel expenses for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2018		2017	2018	2017
Salaries and wages	~~W~~	710,725	638,553	1,424,159	1,268,889
Other employee benefits		120,974	107,817	259,158	227,561
Contributions to National Pension plan		18,673	17,835	37,480	35,752
Expenses related to defined benefit plan		51,870	49,698	103,671	99,047

	~~W~~	902,242	813,903	1,824,468	1,631,249

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2018		2017	2018	2017
Foreign currency gain	~~W~~	369,413	152,169	589,883	519,128
Gain on disposal of property, plant and equipment		324	1,792	4,330	13,352
Gain on disposal of intangible assets		—	308	239	308
Reversal of impairment loss on intangible assets		—	—	36	—
Rental income		254	1,276	587	2,689
Others		522	578	2,986	5,005

	~~W~~	370,513	156,123	598,061	540,482

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2018		2017	2018	2017
Foreign currency loss	~~W~~	418,035	76,331	620,469	650,194
Loss on disposal of property, plant and equipment		2,257	3,139	10,568	5,370
Impairment loss on property, plant and equipment		27,491	—	27,491	—
Impairment loss on intangible assets		265	—	301	1,677
Donations		1,207	8,078	3,073	10,452
Other bad debt expenses		—	—	28	78
Others		5,800	10	5,868	250

	~~W~~	455,055	87,558	667,798	668,021

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
Finance income	2018		2017	2018	2017
Interest income	~~W~~	20,099	12,185	39,568	24,293
Foreign currency gain		12,710	33,005	114,202	100,770
Gain on transaction of derivatives		77	3,106	113	3,106
Gain on valuation of derivatives		—	50	—	255

	~~W~~	32,886	48,346	153,883	128,424

Finance costs
Interest expense	~~W~~	21,529	21,529	44,288	47,286
Foreign currency loss		37,878	46,956	144,182	51,214
Loss on disposal of investments in equity accounted investees		—	18,823	—	42,023
Loss on impairment of investments in equity accounted investees		—	4,234	—	4,234
Loss on impairment of available-for-sale financial assets		—	1,298	—	1,298
Loss on sale of trade accounts and notes receivable		1,391	119	1,736	149
Loss on transaction of derivatives		5	110	43	211
Loss on valuation of derivatives		259	593	501	—
Other		904	364	1,577	592

	~~W~~	61,966	94,026	192,327	147,007

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2018		2017	2018	2017
Foreign currency translation differences for foreign operations	~~W~~	12,042	138,890	139,932	(110,787)

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	12,042	138,890	139,932	(110,787)

23.	Income Taxes

(a)	Details of income tax expense (benefit) for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2018		2017	2018	2017
Current tax expense		42,789	190,016	92,173	313,986
Deferred tax benefit		(82,266)	(94,865)	(178,443)	(40,212)

Income tax expense (benefit)	~~W~~	(39,477)	95,151	(86,270)	273,774

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of June 30, 2018 and December 31, 2017 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	June 30, 2018		December, 31, 2017	June 30, 2018	December, 31, 2017	June 30, 2018	December, 31, 2017
Other accounts receivable, net	~~W~~	—	—	(518)	(1,441)	(518)	(1,441)
Inventories, net		36,757	34,550	—	—	36,757	34,550
Defined benefit liabilities, net		33,311	2,375	—	—	33,311	2,375
Investments in subsidiaries and associates		21,146	29,061	—	—	21,146	29,061
Accrued expenses		139,457	183,903	—	—	139,457	183,903
Property, plant and equipment		448,170	409,928	—	—	448,170	409,928
Intangible assets		3,336	3,457	(15,854)	(24,646)	(12,518)	(21,189)
Provisions		25,132	27,018	—	—	25,132	27,018
Gain or loss on foreign currency translation, net		13	13	—	—	13	13
Others		23,268	27,562	—	—	23,268	27,562
Tax loss carryforwards		173,793	—	—	—	173,793	—
Tax credit carryforwards		254,763	268,926	—	—	254,763	268,926

Deferred tax assets (liabilities)	~~W~~	1,159,146	986,793	(16,372)	(26,087)	1,142,774	960,706

23.	Income Taxes, Continued

Statutory tax rate applicable to the Controlling Company was 24.2% for the year ended December 31, 2017. During the year ended December 31 2017, certain amendments to corporate income tax rules in the Republic of Korea were enacted and effective on January 1, 2018 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Deferred taxes as of June 30, 2018 and December 31, 2017 have been measured using the applicable tax rates from the amendment.

Meanwhile, effective tax rate for the six-month period ended June 30, 2018 differs from statutory tax rate primarily due to change of the probability of utilizing deferred tax assets including tax credit carryforwards.

24.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In won and number of shares)	2018		2017	2018	2017
Profit (loss) attributable to owners of the Controlling Company	~~W~~	(297,385,160,764)	690,300,682,980	(356,839,048,265)	1,323,790,377,205
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	(831)	1,929	(997)	3,700

For the three-month and six-month periods ended June 30, 2018 and 2017, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the three-month and six-month periods ended June 30, 2018 and 2017 are not calculated since there was no potential common stock.

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of June 30, 2018 and December 31, 2017 is as follows:

	June 30, 2018
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	695	238	6,710	72	1	185	3,345,966
Deposits in banks	—	—	400	—	—	—	—
Trade accounts and notes receivable	2,758	2	331	—	—	—	—
Non-trade receivable	69	815	139	4	3	—	11,893
Other assets denominated in foreign currencies	33	713	4,589	88	6	31	2,373
Trade accounts and notes payable	(1,078)	(13,149)	(2,931)	—	—	—	(126,466)
Other accounts payable	(447)	(10,253)	(3,592)	(4)	(6)	(3)	(1,171,563)
Borrowings	(2,170)	—	(1,954)	—	—	—	—

Net exposure	(140)	(21,634)	3,692	160	4	213	2,062,203

25.	Financial Risk Management, Continued

	December 31, 2017
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,228	152	6,940	16	3	165	342,063
Deposits in banks	—	—	750	—	—	—	—
Trade accounts and notes receivable	3,316	11	1,453	—	—	—	—
Non-trade receivable	62	1,340	136	2	9	—	13,405
Other assets denominated in foreign currencies	1	206	596	7	—	—	1,882
Trade accounts and notes payable	(1,345)	(14,898)	(2,843)	—	—	—	(102,398)
Other accounts payable	(285)	(14,653)	(2,403)	(11)	(8)	(4)	(2,138,370)
Borrowings	(1,500)	—	(3,263)	—	—	—	—

Net exposure	1,477	(27,842)	1,366	14	4	161	(1,883,418)

Average exchange rates applied for the six-month periods ended June 30, 2018 and 2017 and the exchange rates at June 30, 2018 and December 31, 2017 are as follows:

	Average rate			Reporting date spot rate
(In won)	2018		2017	June 30, 2018		December 31, 2017
USD	~~W~~	1,075.44	1,141.76	~~W~~	1,121.70	1,071.40
JPY		9.89	10.16		10.15	9.49
CNY		168.98	166.41		169.41	163.65
TWD		36.42	37.21		36.67	35.92
EUR		1,301.51	1,235.32		1,297.02	1,279.25
PLN		308.55	289.34		297.32	306.07
VND		0.0472	0.0503		0.0489	0.0472

25.	Financial Risk Management, Continued

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of June 30, 2018 and December 31, 2017, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	June 30, 2018			December 31, 2017
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(25,011)	45,226	50,040	91,238
JPY (5 percent weakening)		(8,252)	(7,185)	(10,294)	(9,141)
CNY (5 percent weakening)		29,398	4,957	13,212	(6,396)
TWD (5 percent weakening)		293	—	23	1
EUR (5 percent weakening)		235	(51)	16	594
PLN (5 percent weakening)		3,229	(151)	2,515	(120)
VND (5 percent weakening)		5,042	—	(4,445)	—

A stronger won against the above currencies as of June 30, 2018 and December 31, 2017 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of June 30, 2018 and December 31, 2017 is as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Fixed rate instruments
Financial assets	~~W~~	3,197,803	3,360,800
Financial liabilities		(4,301,616)	(2,962,671)

	~~W~~	(1,103,813)	398,129

Variable rate instruments
Financial liabilities	~~W~~	(3,264,837)	(2,640,447)

25.	Financial Risk Management, Continued

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2018 and December 31, 2017, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2018
Variable rate instruments(*)	~~W~~	(21,133)	21,133	(21,133)	21,133
December 31, 2017
Variable rate instruments(*)	~~W~~	(17,362)	17,362	(17,362)	17,362

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets, the Group recognizes expected credit loss and its changes at each reporting date subsequent to initial recognition of financial asset according to an expected credit loss impairment model.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2018 and December 31, 2017 are as follows:

i) As of June 30, 2018

(In millions of won)	June 30, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,851,481
Deposits in banks		346,175
Trade accounts and notes receivable		3,491,024
Non-trade receivable		142,991
Accrued income		11,605
Deposits		23,597
Short-term loans		13,147
Long-term loans		43,967
Long-term non-trade receivable		631

	~~W~~	6,924,618

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,552
Derivatives		341

	~~W~~	1,893

Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	158

	~~W~~	6,926,669

25.	Financial Risk Management, Continued

ii)	As of December 31, 2017

(In millions of won)	December 31, 2017
Cash and cash equivalents	~~W~~	2,602,560
Deposits in banks		758,089
Trade accounts and notes receivable		4,325,120
Non-trade receivable		150,554
Accrued income		14,273
Available-for-sale financial assets		162
Financial assets at fair value through profit or loss		1,552
Deposits		30,378
Short-term loans		16,766
Long-term loans		32,408
Long-term non-trade receivable		8,738
Derivatives		842

	~~W~~	7,941,442

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Group’s management policy.

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2018.

			Contractual cash flows
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities :
Secured bank borrowings	~~W~~	413,544	406,782	148,403	258,379	—	—	—
Unsecured bank borrowings		5,032,877	5,339,567	633,903	863,633	638,043	2,809,430	394,558
Unsecured bond issues		2,120,032	2,305,514	142,383	285,239	600,283	1,135,296	142,313
Trade accounts and notes payable		2,969,607	2,969,607	2,969,607	—	—	—	—
Other accounts payable		3,244,839	3,244,839	3,244,839	—	—	—	—
Long-term other accounts payable		1	1	—	—	1	—	—
Security deposits		6,684	6,684	1,020	—	5,664	—	—

	~~W~~	13,787,584	14,272,994	7,140,155	1,407,251	1,243,991	3,944,726	536,871

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

25.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	June 30, 2018		December 31, 2017
Total liabilities	~~W~~	16,911,363	14,178,177
Total equity		14,532,848	14,981,510
Cash and deposits in banks (*1)		3,197,645	3,360,638
Borrowings (including bonds)		7,566,453	5,603,118
Total liabilities to equity ratio		116%	95%
Net borrowings to equity ratio (*2)		30%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i) Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii) Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii) Investments in Equity and Debt Instruments

The fair value of marketable financial assets at fair value through profit or loss and at fair value through other comprehensive income is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using valuation methods.

iv) Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of June 30, 2018 and December 31, 2017 are as follows:

i) As of June 30, 2018

	June 30, 2018
(In millions of won)	Carrying amounts		Fair Values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,851,481	(*)
Deposits in banks		346,175	(*)
Trade accounts and notes receivable		3,491,024	(*)
Non-trade receivable		142,991	(*)
Accrued income		11,605	(*)
Deposits		23,597	(*)
Short-term loans		13,147	(*)
Long-term loans		43,967	(*)
Long-term non-trade receivable		631	(*)
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	5,480	5,480
Convertible bonds		1,552	1,552
Derivatives		341	341
Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	158	158
Liabilities carried at amortized cost
Secured bank borrowings	~~W~~	413,544	413,544
Unsecured bank borrowings		5,032,877	5,059,174
Unsecured bond issues		2,120,032	2,141,129
Trade accounts and notes payable		2,969,607	(*)
Other accounts payable		3,244,839	3,244,886
Long-term other accounts payable		1	(*)
Security deposits		6,684	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

25.	Financial Risk Management, Continued

ii)	As of December 31, 2017

	December 31, 2017
(In millions of won)	Carrying amounts		Fair Values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162
Financial asset at fair value through profit or loss		1,552	1,552
Derivatives		842	842
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,602,560	(*)
Deposits in banks		758,089	(*)
Trade accounts and notes receivable		4,325,120	(*)
Non-trade receivable		150,554	(*)
Accrued income		14,273	(*)
Deposits		30,378	(*)
Short-term loans		16,766	(*)
Long-term loans		32,408	(*)
Long-term non-trade receivable		8,738	(*)
Liabilities carried at amortized cost
Secured bank borrowings	~~W~~	642,172	642,172
Unsecured bank borrowings		2,950,184	2,955,399
Unsecured bond issues		2,010,762	2,016,086
Trade accounts and notes payable		2,875,090	(*)
Other accounts payable		3,169,937	3,170,147
Long-term other accounts payable		2	(*)

(*) Excluded from disclosures as the carrying amount approximates fair value.

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
June 30, 2018
Financial assets at fair value through profit or loss
Available-for-sale financial assets	~~W~~	—	—	5,480	5,480
Financial assets at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	341	341
Financial asset at fair value through other comprehensive income
Debt instrument		158	—	—	158

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2017
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial assets at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018			Valuation technique	Input
Classification	Level 1	Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~ —	—	413,544	Discounted cash flow	Discount rate
Unsecured bank borrowings	—	—	5,059,174	Discounted cash flow	Discount rate
Unsecured bond issues	—	—	2,141,129	Discounted cash flow	Discount rate
Other accounts payable	—	—	3,244,886	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2017			Valuation technique	Input
Classification	Level 1	Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~ —	—	642,172	Discounted cash flow	Discount rate
Unsecured bank borrowings	—	—	2,955,399	Discounted cash flow	Discount rate
Unsecured bond issues	—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable	—	—	3,170,147	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018	December 31, 2017
Borrowings, bonds and others	1.55~3.83%	1.57~2.92%

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the six-month period ended June 30, 2018 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2018		Cash flows from financing activities	Dividends declared	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	June 30, 2018
Current portion of long-term borrowings and bonds	~~W~~ 	1,452,926	(646,476)	—	1,317,052	58,602	264	2,182,368
Long-term borrowings		2,644,189	1,982,289	—	(1,057,367)	69,649	—	3,638,760
Bonds		1,506,003	498,170	—	(259,685)	—	837	1,745,325
Dividends payable		—	—	53,107	—	(491)	—	52,616

	~~W~~	5,603,118	1,833,983	53,107	—	127,760	1,101	7,619,069

27.	Related Parties and Others

(a)	Related parties

Related parties as of June 30, 2018 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	AVATEC Electronics Yantai Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month period ended June 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.	~~W~~	—	—	499	13,972	—	206
AVATEC Co., Ltd.		—	—	—	—	17,306	104
Paju Electric Glass Co., Ltd.		—	—	91,301	—	—	923
WooRee E&L Co., Ltd.		—	—	38	—	—	39
YAS Co., Ltd.		—	—	1,421	5,135	—	722
LB Gemini New Growth Fund No. 16		—	—	—	—	—	—

	~~W~~	—	—	93,259	19,107	17,306	1,994

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	336,637	—	12,427	335,653	—	29,554
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	15,419	—	—	—	—	13
LG Electronics Vietnam Haiphong Co., Ltd.		37,248	—	—	201	—	3

27.	Related Parties and Others, Continued

	For the three-month period ended June 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	50,101	—	—	—	—	1,221
LG Electronics RUS, LLC		24,052	—	—	—	—	779
LG Electronics do Brasil Ltda.		38,694	—	—	—	—	60
LG Innotek Co., Ltd.		10,098	—	33,022	—	—	16,970
Qingdao LG Inspur Digital Communication Co., Ltd.		12,430	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		41,059	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		45,185	—	—	—	—	11
LG Electronics Mlawa Sp. z o.o.		189,415	—	—	—	—	242
LG Hitachi Water Solutions Co., Ltd.		—	—	—	86,247	—	5,770
LG Electronics Reynosa, S.A. DE C.V.		246,502	—	—	—	—	398
HiEntech Co., Ltd.		—	—	—	1,132	—	6,931
HiEntech (Tianjin) Co., Ltd.		—	—	—	5,619	—	4,294
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	122	1,803	—	17,348
LG Electronics Almaty Kazakhstan		782	—	—	—	—	13
LG Electronics Egypt S.A.E.		14,881	—	—	—	—	16
LG Electronics S.A. (Pty) Ltd.		2,038	—	—	—	—	4
LG Electronics Taiwan Taipei Co., Ltd.		3,062	—	—	—	—	64
Others		751	—	9	1	—	3,065

	~~W~~	731,717	—	33,153	95,003	—	57,202

	~~W~~	1,068,354	—	138,839	449,763	17,306	88,750

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.	~~W~~	—	30	769	21,874	—	278
AVATEC Co., Ltd.		—	530	—	—	35,079	223
Paju Electric Glass Co., Ltd.		—	4,172	183,798	—	—	1,843
WooRee E&L Co., Ltd.		—	—	38	—	—	86
YAS Co., Ltd.		—	—	2,181	17,552	—	1,516
LB Gemini New Growth Fund No. 16		—	540	—	—	—	—

	~~W~~	—	5,272	186,786	39,426	35,079	3,946

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	700,336	—	23,540	557,024	—	48,668
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	23,774	—	—	—	—	26
LG Electronics Vietnam Haiphong Co., Ltd.		70,236	—	—	1,415	—	5
LG Electronics Nanjing New Technology Co., Ltd.		121,584	—	—	18	—	1,346
LG Electronics RUS, LLC		39,380	—	—	—	—	1,099
LG Electronics do Brasil Ltda.		124,699	—	—	—	—	164
LG Innotek Co., Ltd.		17,048	—	72,638	—	—	28,052

27.	Related Parties and Others, Continued

	For the six-month period ended June 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Qingdao LG Inspur Digital Communication Co., Ltd.	~~W~~	20,086	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		75,046	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		100,213	—	—	—	—	65
LG Electronics Mlawa Sp. z o.o.		362,037	—	—	—	—	314
LG Hitachi Water Solutions Co., Ltd.		—	—	—	205,784	—	6,261
LG Electronics Reynosa, S.A. DE C.V.		493,430	—	—	—	—	1,296
HiEntech Co., Ltd.		—	—	—	6,362	—	14,866
HiEntech (Tianjin) Co., Ltd.		—	—	—	13,160	—	14,537
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	128	1,803	—	19,416
LG Electronics Almaty Kazakhstan		3,207	—	—	—	—	21
LG Electronics Egypt S.A.E.		14,881	—	—	—	—	16
LG Electronics S.A. (Pty) Ltd.		4,435	—	—	—	—	6
LG Electronics Taiwan Taipei Co., Ltd.		6,738	—	—	—	—	192
Others		790	—	9	1	—	3,726

	~~W~~	1,477,584	—	72,775	228,543	—	91,408

	~~W~~	2,177,920	5,272	283,101	824,993	35,079	144,022

27.	Related Parties and Others, Continued

	For the three-month period ended June 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	—	—	—	—	—	—
INVENIA Co., Ltd.		10	—	159	27,298	—	38
AVATEC Co., Ltd.		—	—	—	—	21,397	247
Paju Electric Glass Co., Ltd.		—	—	96,031	—	—	1,096
Shinbo Electric Co., Ltd.(*)		—	—	—	—	—	—
Narenanotech Corporation(*)		—	—	53	4,852	—	19
WooRee E&L Co., Ltd.		—	—	—	—	—	12
YAS Co., Ltd.		—	—	900	25,070	—	1,090

	~~W~~	10	—	97,143	57,220	21,397	2,502

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	376,993	—	8,910	264,818	—	24,770
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	15,943	—	—	—	—	24
LG Electronics Vietnam Haiphong Co., Ltd.		46,767	—	—	—	—	31

27.	Related Parties and Others, Continued

	For the three-month period ended June 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	72,433	—	—	42	—	264
LG Electronics RUS, LLC		15,308	—	—	—	—	165
LG Electronics do Brasil Ltda.		57,647	—	—	—	—	142
LG Innotek Co., Ltd.		2,239	—	47,633	—	—	3,515
Qingdao LG Inspur Digital Communication Co., Ltd.		18,722	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		50,372	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		85,286	—	—	—	—	18
LG Electronics Mlawa Sp. z o.o.		201,698	—	—	—	—	138
LG Electronics Taiwan Taipei Co., Ltd.		3,455	—	—	—	—	16
LG Hitachi Water Solutions Co., Ltd.		—	—	—	46,094	—	1,632
LG Electronics Reynosa, S.A. DE C.V.		289,939	—	—	—	—	515
LG Electronics Almaty Kazakhstan		3,236	—	—	—	—	12
HiEntech Co., Ltd.		—	—	—	1,800	—	6,315
HiEntech (Tianjin) Co., Ltd.		—	—	—	4,395	—	3,859
LG Electronics S.A. (Pty) Ltd.		4,351	—	—	—	—	11
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	3,167	—	1,338
Hi M Solutek		—	—	2	—	—	743
Others		12	—	—	—	—	563

	~~W~~	867,408	—	47,635	55,498	—	19,301

	~~W~~	1,244,411	—	153,688	377,536	21,397	46,573

27.	Related Parties and Others, Continued

	For the six-month period ended June 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	1	—	—	—	4	6
INVENIA Co., Ltd.		10	—	613	47,388	—	151
AVATEC Co., Ltd.		—	530	—	—	41,214	498
Paju Electric Glass Co., Ltd.		—	8,109	194,794	—	—	2,193
Shinbo Electric Co., Ltd.(*)		15,812	—	—	—	—	21
Narenanotech Corporation(*)		—	—	279	21,727	—	244
WooRee E&L Co., Ltd.		—	—	—	—	—	88
YAS Co., Ltd.		—	—	1,730	44,278	—	1,482

	~~W~~	15,823	8,639	197,416	113,393	41,218	4,683

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	853,914	—	15,956	496,697	—	60,262
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	38,219	—	—	—	—	53
LG Electronics Vietnam Haiphong Co., Ltd.		99,723	—	—	4,813	—	124
LG Electronics Nanjing New Technology Co., Ltd.		149,327	—	—	42	—	371

27.	Related Parties and Others, Continued

	For the six-month period ended June 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	44,283	—	—	—	—	451
LG Electronics do Brasil Ltda.		120,263	—	—	—	—	233
LG Innotek Co., Ltd.		6,513	—	88,956	—	—	10,967
Qingdao LG Inspur Digital Communication Co., Ltd.		34,685	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		122,336	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		163,620	—	—	—	—	69
LG Electronics Mlawa Sp. z o.o.		492,435	—	—	—	—	440
LG Electronics Taiwan Taipei Co., Ltd.		7,053	—	—	—	—	39
LG Hitachi Water Solutions Co., Ltd.		—	—	—	75,824	—	3,016
LG Electronics Reynosa, S.A. DE C.V.		594,449	—	—	—	—	840
LG Electronics Almaty Kazakhstan		7,279	—	—	—	—	12
HiEntech Co., Ltd.		—	—	—	1,800	—	18,826
HiEntech (Tianjin) Co., Ltd.		—	—	—	9,077	—	10,459
LG Electronics S.A. (Pty) Ltd.		9,533	—	—	—	—	14
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	3,676	—	1,338
Hi M Solutek		—	—	2	—	—	1,530
Others		26	—	—	—	—	1,442

	~~W~~	1,889,744	—	88,958	95,232	—	50,224

	~~W~~	2,759,481	8,639	302,330	705,322	41,218	115,169

(*)	Represents transactions occurred prior to disposal of the entire investments.

27.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of June 30, 2018 and December 31, 2017 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	June 30, 2018		December 31, 2017	June 30, 2018	December 31, 2017
Associates
INVENIA Co., Ltd.	~~W~~	2,125	2,375	7,536	18,662
AVATEC Co., Ltd.		—	—	4,706	2,949
Paju Electric Glass Co., Ltd.		—	—	65,051	60,141
WooRee E&L Co., Ltd.		—	—	74	61
YAS Co., Ltd.		125	375	5,934	6,474

	~~W~~	2,250	2,750	83,301	88,287

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	311,356	550,335	359,580	257,071
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	12,499	3,030	2	—
LG Electronics Vietnam Haiphong Co., Ltd.		27,744	36,017	314	3,917
LG Electronics Nanjing New Technology Co., Ltd.		33,020	46,373	37	699
LG Electronics RUS, LLC		13,891	25,102	8	80
LG Electronics do Brasil Ltda.		10,863	19,091	—	10

27.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	June 30, 2018		December 31, 2017	June 30, 2018	December 31, 2017
LG Innotek Co., Ltd.	~~W~~	6,652	407	49,179	62,675
Qingdao LG Inspur Digital Communication Co., Ltd.		8,901	13,061	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		44,549	55,278	—	—
LG Electronics Mexicali, S.A. DE C.V.		28,926	29,440	—	—
LG Electronics Mlawa Sp. z o.o.		127,508	136,874	5	25
LG Hitachi Water Solutions Co., Ltd.		—	—	154,137	154,864
LG Electronics Reynosa, S.A. DE C.V.		108,493	137,413	—	82
HiEntech Co., Ltd.		—	—	5,194	6,679
HiEntech (Tianjin) Co., Ltd.		—	—	9,325	5,600
LG Electronics Egypt S.A.E.		15,103	—	—	1
Others		5,197	7,618	4,678	1,714

	~~W~~	443,346	509,704	222,879	236,346

	~~W~~	756,952	1,062,789	665,760	581,704

.

27.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the six-month periods ended June 30, 2018 and 2017 are as follows:

	2018			2017
(In millions of won) Associates	Loans		Collection of loans	Loans	Collection of loans
INVENIA Co., Ltd.	~~W~~	—	250	—	208
YAS Co., Ltd.		—	250	—	208

	~~W~~	—	500	—	416

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month and six-month periods ended June 30, 2018 and 2017 and as of June 30, 2018 and December 31, 2017 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended June 30, 2018			For the six-month period ended June 30, 2018		June 30, 2018
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd. and its subsidiaries	~~W~~ 	—	279,505	1,564	576,206	152	200,538
LG Household & Health Care and its subsidiaries		—	13	—	25	—	1
LG Hausys Ltd		—	—	1,110	1	—	—
Serveone and its subsidiaries		104	521,406	208	997,374	21,307	614,627
Silicon Works Co., Ltd		—	160,546	—	303,841	—	110,868
LG CNS Co., Ltd. and its subsidiaries		—	48,152	—	85,965	1	41,743
LG Holdings Japan Co., Ltd.		—	456	—	912	2,040	—
LG International Corp. and its subsidiaries(*)		203,365	147,486	387,758	320,473	158,173	258,957
LG Management Development Institute		—	2,305	—	5,118	3,480	367
G2R Inc. and its subsidiaries		—	36,171	—	40,212	—	35,145
LG Corp.		—	12,578	—	25,369	9,810	5,583
LG Uplus Corp.		21	396	21	620	—	34

	~~W~~ 	203,490	1,208,714	390,661	2,356,116	194,963	1,267,863

27.	Related Parties and Others, Continued

(*)

For transactions which LG International and its subsidiaries act as an agent of the Group and receive commission revenue from the Group, above transaction amount only include commission revenue recognized by LG International and its subsidiaries. For prior year comparative purpose, gross sales and others for the three-month and six-month periods ended June 30, 2018 amount to ~~W~~213,854 million and ~~W~~414,482 million, respectively, and gross purchase and others for the three-month and six-month periods ended June 30, 2018 amount to ~~W~~261,929 million and ~~W~~675,765 million, respectively.

	For the three-month period ended June 30, 2017			For the six-month period ended June 30, 2017		December 31, 2017
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd. and its subsidiaries	~~W~~ 	7	319,718	12	649,940	8,684	246,491
LG Household & Health Care and its subsidiaries		—	33	—	95	—	3
LG Hausys Ltd		418	—	836	44	—	374
Serveone and its subsidiaries		134	419,479	249	790,879	21,567	645,847
Silicon Works Co., Ltd		—	138,450	—	285,467	—	120,031
SK Siltron Co., Ltd. (formerly, Siltron Co., Ltd.)(*)		—	—	10	—	—	—
LG CNS Co., Ltd.and its subsidiaries		102	55,155	139	85,785	4	115,899
LG Holdings Japan Co., Ltd.		—	468	—	936	1,908	—
LG International Corp. and its subsidiaries		185,311	486,001	361,377	882,023	112,200	230,179
LG Management Development Institute		—	2,372	—	4,382	3,480	699
G2R Inc. and its subsidiaries		—	6,747	—	7,576	—	14,785
LG Corp.		—	15,259	—	30,958	4,700	1,523
Lusem Co., Ltd.(*)		3	132	8	631	1	53
LG Uplus Corp.		47	134	98	320	—	1,505

	~~W~~	186,022	1,443,948	362,729	2,739,036	152,544	1,377,389

(*)	Represents transactions occurred prior to disposal of the entire investments.

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2018		2017	2018	2017
Short-term benefits	~~W~~	928	691	1,816	2,008
Expenses related to the defined benefit plan		314	204	587	297

	~~W~~	1,242	895	2,403	2,305

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

28.	Subsequent Event

In July 2018, the Group established LG Display(China) High-tech,Co., Ltd. in Guangzhou, China to manufacture display products and the Group has a 70% equity interest of this subsidiary.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2018 and 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of June 30, 2018, the condensed separate interim statements of comprehensive income (loss) for each of the three-month and six-month periods ended June 30, 2018 and 2017, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2018 and 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2017, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 22, 2018, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2017, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 10, 2018

This report is effective as of August 10, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of June 30, 2018 and December 31, 2017

(In millions of won)	Note	Jun 30, 2018		December 31, 2017
Assets
Cash and cash equivalents	4,24	~~W~~	547,561	566,408
Deposits in banks	4,24		277,200	580,770
Trade accounts and notes receivable, net	5,14,24,26		3,563,489	4,673,570
Other accounts receivable, net	5,24		704,417	687,109
Other current financial assets	6,24		9,759	13,499
Inventories	7		1,740,091	1,682,245
Prepaid income tax			1,261	—
Other current assets	5		236,416	177,473

Total current assets			7,080,194	8,381,074
Deposits in banks	4,24		11	11
Investments	8		3,234,203	2,683,941
Other non-current financial assets	6,24		80,421	64,772
Property, plant and equipment, net	9		14,589,494	12,487,001
Intangible assets, net	10		770,962	731,373
Deferred tax assets	22		860,531	727,248
Other non-current assets	5		326,356	333,995

Total non-current assets			19,861,978	17,028,341

Total assets		~~W~~	26,942,172	25,409,415

Liabilities
Trade accounts and notes payable	24,26	~~W~~	3,099,418	2,391,493
Current financial liabilities	11,24		1,747,281	1,060,735
Other accounts payable	24		2,281,510	2,701,823
Accrued expenses			584,884	755,062
Income tax payable			—	235,593
Provisions	13		77,168	73,685
Advances received	14		376,000	142,700
Other current liabilities	13		24,888	33,514

Total current liabilities			8,191,149	7,394,605
Non-current financial liabilities	11,24		3,866,748	3,165,413
Non-current provisions	13		22,188	28,312
Defined benefit liabilities, net	12		204,385	94,535
Long-term advances received	14		1,430,168	830,335
Other non-current liabilities	13		82,552	66,956

Total non-current liabilities			5,606,041	4,185,551

Total liabilities			13,797,190	11,580,156

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			9,104,790	9,789,067

Total equity			13,144,982	13,829,259

Total liabilities and equity		~~W~~	26,942,172	25,409,415

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2018 and 2017

(In millions of won, except earnings per share)	Note	For the three-month period ended June 30			For the six-month period ended June 30
		2018		2017	2018		2017
Revenue	16,26	~~W~~	5,034,966	6,022,851	~~W~~	10,189,227	12,565,798
Cost of sales	7,17,26		(4,896,707)	(4,927,871)		(9,799,231)	(10,146,804)

Gross profit			138,259	1,094,980		389,996	2,418,994

Selling expenses	18		(130,361)	(136,546)		(229,574)	(303,451)
Administrative expenses	18		(126,262)	(115,198)		(250,917)	(233,000)
Research and development expenses			(290,704)	(307,006)		(572,194)	(587,302)

Operating profit (loss)			(409,068)	536,230		(662,689)	1,295,241

Finance income	21		5,784	23,806		111,479	95,638
Finance costs	21		(43,201)	(69,048)		(60,111)	(65,955)
Other non-operating income	20		245,892	82,575		362,802	386,724
Other non-operating expenses	20		(274,612)	(25,291)		(386,933)	(514,830)

Profit (loss) before income tax			(475,205)	548,272		(635,452)	1,196,818
Income tax expense (benefit)	22		(57,966)	70,417		(137,849)	204,851

Profit (loss) for the period			(417,239)	477,855		(497,603)	991,967

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(4,973)	(3,599)		(11,392)	(8,324)
Related income tax	12		1,330	871		3,626	2,014

			(3,643)	(2,728)		(7,766)	(6,310)
Other comprehensive loss for the period, net of income tax			(3,643)	(2,728)		(7,766)	(6,310)

Total comprehensive income (loss) for the period		~~W~~	(420,882)	475,127	~~W~~	(505,369)	985,657

Earnings (loss) per share (In Won)
Basic earnings (loss) per share	23	~~W~~	(1,166)	1,335	~~W~~	(1,391)	2,772

Diluted earnings (loss) per share	23	~~W~~	(1,166)	1,335	~~W~~	(1,391)	2,772

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2018 and 2017

(In millions of won)	Share capital		Share premium	Retained earnings	Total equity
Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	8,195,255	12,235,447

Total comprehensive income for the period
Profit for the period		—	—	991,967	991,967

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(6,310)	(6,310)

Total other comprehensive loss		—	—	(6,310)	(6,310)

Total comprehensive income for the period	~~W~~	—	—	985,657	985,657

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	(178,908)

Balances at June 30, 2017	~~W~~	1,789,079	2,251,113	9,002,004	13,042,196

Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	9,789,067	13,829,259

Total comprehensive loss for the period
Loss for the period		—	—	(497,603)	(497,603)

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(7,766)	(7,766)

Total other comprehensive loss		—	—	(7,766)	(7,766)

Total comprehensive loss for the period	~~W~~	—	—	(505,369)	(505,369)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	(178,908)

Balances at June 30, 2018	~~W~~	1,789,079	2,251,113	9,104,790	13,144,982

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended Jun 30, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	(497,603)	991,967
Adjustments for:
Income tax expense (benefit)	22		(137,849)	204,851
Depreciation	17		974,417	810,712
Amortization of intangible assets	17		196,301	201,071
Gain on foreign currency translation			(163,645)	(54,055)
Loss on foreign currency translation			182,923	36,777
Expenses related to defined benefit plans	12		102,702	98,427
Gain on disposal of property, plant and equipment			(27,019)	(45,817)
Loss on disposal of property, plant and equipment			4,597	3,208
Impairment loss on disposal of property, plant and equipment			27,491	—
Gain on disposal of intangible assets			(239)	(308)
Impairment loss on intangible assets			301	1,677
Reversal of impairment loss on intangible assets			(36)	—
Warranty expenses			80,411	113,174
Finance income			(106,070)	(75,808)
Finance costs			57,271	57,782
Other income			(2,173)	(16,444)
Other expenses			683	249

			1,190,066	1,335,496

Changes in
Trade accounts and notes receivable			1,252,507	367,949
Other accounts receivable			33,743	(6,546)
Inventories			(144,794)	20,121
Other current assets			(22,256)	(59,155)
Other non-current assets			(30,775)	(93,161)
Trade accounts and notes payable			602,544	(573,009)
Other accounts payable			(202,574)	(79,699)
Accrued expenses			(174,139)	(86,658)
Provisions			(92,841)	(76,219)
Other current liabilities			(2,559)	(7,714)
Defined benefit liabilities, net			(4,244)	(4,080)
Long-term advances received			767,830	565,950
Other non-current liabilities			13,289	3,308

			1,995,731	(28,913)

Cash generated from operating activities			2,688,194	2,298,550
Income taxes paid			(225,644)	(168,071)
Interests received			12,443	12,816
Interests paid			(64,486)	(44,920)

Net cash provided by operating activities		~~W~~	2,410,507	2,098,375

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended Jun 30, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from investing activities:
Dividends received		~~W~~	24,136	316,469
Increase in deposits in banks			(241,180)	(941,180)
Proceeds from withdrawal of deposits in banks			544,395	1,040,501
Acquisition of available-for-sale financial assets			—	(4)
Acquisition of financial asset at fair value through profit or loss			(285)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	—
Acquisition of investments			(550,262)	(51,500)
Proceeds from disposal of investments			2,382	6,697
Acquisition of property, plant and equipment			(3,260,303)	(2,229,875)
Proceeds from disposal of property, plant and equipment			144,530	109,212
Acquisition of intangible assets			(251,736)	(203,509)
Proceeds from disposal of intangible assets			960	750
Government grants received			1,210	1,505
Receipt from settlement of derivatives			71	2,895
Proceeds from collection of short-term loans			6,271	430
Increase in long-term loans			(19,420)	(300)
Increase in deposits			(349)	(1,357)
Decrease in deposits			300	626
Proceeds from disposal of emission rights			10,200	—

Net cash used in investing activities			(3,589,074)	(1,948,640)

Cash flows from financing activities:	25
Repayments of short-term borrowings			—	(113,209)
Proceeds from issuance of debentures			498,170	298,780
Proceeds from long-term borrowings			1,230,000	200,000
Repayments of current portion of long-term borrowings and bonds			(390,339)	(364,431)
Payment guarantee fee received			797	—
Dividends paid			(178,908)	(178,908)

Net cash provided by (used in) financing activities			1,159,720	(157,768)

Net decrease in cash and cash equivalents			(18,847)	(8,033)
Cash and cash equivalents at January 1			566,408	259,467

Cash and cash equivalents at Jun 30		~~W~~	547,561	251,434

See accompanying notes to the separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of June 30, 2018, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2018, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2018, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2018, there are 20,572,122 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2017.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

This is the first set of the Company’s financial statements where K-IFRS No. 1109, K-IFRS No. 1115, and K-IFRS No. 2122 have been applied. Changes to significant accounting policies are described in Note 3.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	financial assets at fair value through profit or loss (“FVTPL”) and financial asset at fair value through other comprehensive income (“FVOCI”) and
•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

During the six-month period ended June 30, 2018, based on the review of the past accumulated usage information that became available, the Company management reassessed the economic useful life of the Mask and Mold which had previously been classified as inventory. The balances of such Mask and Mold inventories amounted to ~~W~~90,955 million as of December 31, 2017. Based on the results of the reassessment, the Company changed useful lives of Mask and Mold to two years and accounted for the change as a change in accounting estimate. The Company also changed the classification of Mask and Mold to property, plant and equipment.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1109, K-IFRS No. 1115 in Note 3 and the change in useful life of Mask and Mold.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2017, except for the application of K-IFRS No. 1034, Interim Financial Reporting and the amended accounting standards explained below. The changes in accounting policies are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2018.

(a)	Changes in Accounting Policies

The Company has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, K-IFRS No. 1109, Financial Instruments, and K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, from January 1, 2018.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standards replaces K-IFRS No. 1039 Financial Instruments: Recognition and Measurement. The Company adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Company has taken an exemption not to restate the financial statements for prior years with respects to transition requirements.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below. There is no impact on the opening balance of retained earnings at January 1, 2018.

i) Classification and measurement of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held to maturity, loans and receivables and available for sale.

The adoption K-IFRS No. 1109 has not had a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments. The impact of K-IFRS No. 1109 on the classification and measurement of financial assets is set out below.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

The following table below explain the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at January 1, 2018 are as below.

(In millions of won)	Classification under K-IFRS No. 1039	Classification under K-IFRS No. 1109	Carrying amount under K-IFRS No. 1039		Carrying amount under K-IFRS No. 1109	Difference
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	~~W~~	566,408	566,408	—
Deposits	Loans and receivables	Amortized cost		580,781	580,781	—
Trade receivables	Loans and receivables	Amortized cost		4,673,570	4,673,570	—
Other receivables	Loans and receivables	Amortized cost		687,109	687,109	—
Debt instrument	Available-for-sale	FVOCI-debt instrument		162	162	—
Equity instrument	Available-for-sale	Mandatorily at FVTPL		2,697	2,697	—
Convertible bonds	Designated as at FVTPL	Mandatorily at FVTPL		1,552	1,552	—
Derivatives	Designated as at FVTPL	Mandatorily at FVTPL		842	842	—
Others	Loans and receivables	Amortized cost		73,018	73,018	—

Total financial assets			~~W~~	6,586,139	6,586,139	—

As of January 1, 2018, there was no financial liabilities measured at FVTPL.

ii)	Impairment of financial assets

K-IFRS No. 1109 replaces the ‘incurred loss’ model in K-IFRS No. 1039 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is recognized in OCI, instead of reducing the carrying amount of the asset.

As a result of applying the loss allowances model under K-IFRS No. 1109, as of January 1, 2018, there are no additional loss allowances as compared with the loss allowances under K-IFRS No. 1039.

iii) Hedge Accounting

When initially applying K-IFRS No. 1109, the Company elected as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109. As of January 1, 2018, there is no impact on the condensed separate interim financial statement of the Company resulting from the application of the requirements in K-IFRS No. 1109.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from contracts with customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers.

The Company has initially applied K-IFRS No. 1115, Revenue from contracts with customers, from January 1, 2018. Regarding transition to K-IFRS No.1115, the Company has decided to apply the cumulative effect method, i.e. recognizing the cumulative effect of applying K-IFRS No. 1115 at the date of initial application, which is January 1, 2018, without restatement of the comparative periods presented. The impact on its condensed separate interim financial statements resulting from the application of the new standard is as follows.

Variable Consideration

The consideration received from customers may be variable as the Company allows its customers to return their products according to the contracts. For the year-ended December 31, 2017, the Company recognizes a provision measured at the gross profit for products sold which are expected to be returned. Under K-IFRS No. 1115, the Company shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Company shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Company does not expect to be entitled and a new asset for the right to recover returned goods. As a result of this change, the refund liability and a new asset for the right to recover returned goods increased by ~~W~~9,789 million, respectively, as of January 1, 2018. There is no impact on the opening balance of retained earnings at January 1, 2018. (Note 5(d), 13(a))

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

The effect of the application of K-IFRS No. 1115 on the Company’s separate interim statement of financial position as of June 30, 2018 is as follows. There is no impact on the condensed separate interim statement of comprehensive income and the cash flows for the six-month period ended June 30, 2018.

(In millions of won) Categories	Adoption of K-IFRS No. 1115		Adjustments	Adoption of K-IFRS No. 1018
Current Assets
Other current assets	~~W~~	236,416	(5,360)	231,056
Current Liabilities
Provisions	~~W~~	77,168	(5,360)	71,808

(iii) K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. There is no significant impact on the condensed separate interim financial statements of the Company.

(b)	New Standards and Amendments Not Yet Adopted

The following new standard is effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Company has not early adopted the following new standard in preparing these condensed separate interim financial statements.

(i)	K-IFRS No. 1116, Leases

The Company plans to adopt K-IFRS No. 1116, Leases, in its separate financial statements for annual period beginning on January 1, 2019, assess the financial impact of the adoption of K-IFRS No. 1116 and disclose the results in its separate financial statements for the year ending December 31, 2018. As of June 30, 2018, other than the potential impacts described in the separate financial statements as of and for the year ended December 31, 2017, there are no significant changes in relation to preparation for the adoption of this new standard.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	547,561	566,408
Deposits in banks
Time deposits	~~W~~	203,118	507,930
Restricted cash (*)		74,082	72,840

	~~W~~	277,200	580,770

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	11

	~~W~~	824,772	1,147,189

(*)

Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Trade, net	~~W~~	310,701	355,332
Due from related parties		3,252,788	4,318,238

	~~W~~	3,563,489	4,673,570

(b)	Other accounts receivable as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Non-trade receivable, net	~~W~~	699,824	678,454
Accrued income		4,593	8,655

	~~W~~	704,417	687,109

Due from related parties included in other accounts receivable, as of June 30, 2018 and December 31, 2017 are ~~W~~608,263 million and ~~W~~567,996 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable as of June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018
	Book value				Impairment loss
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable
Not past due	~~W~~	3,533,495	686,537	17,740	(4)	(239)	(6)
Past due 1-15 days		2,495	1,915	—	—	(3)	—
Past due 16-30 days		27,491	1,338	—	—	—	—
Past due 31-60 days		12	284	—	—	(2)	—
Past due more than 60 days		—	15,132	—	—	(545)	—

	~~W~~	3,563,493	705,206	17,740	(4)	(789)	(6)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

5.	Receivables and Other Assets, Continued

	December 31, 2017
	Book value				Impairment loss
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable
Not past due	~~W~~	4,673,660	686,837	15,115	(570)	(686)	—
Past due 1-15 days		341	482	—	—	(3)	—
Past due 16-30 days		135	53	—	—	(1)	—
Past due 31-60 days		—	207	—	—	(2)	—
Past due more than 60 days		4	622	—	—	(400)	—

	~~W~~	4,674,140	688,201	15,115	(570)	(1,092)	—

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the six-month periods ended June 30, 2018 and the year ended December 31, 2017 are as follows:

	2018				2017
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Balance at the beginning of the period	~~W~~	570	1,092	—	520	804	23
(Reversal of) bad debt expense		(566)	(303)	6	50	288	(23)

Balance at the reporting date	~~W~~	4	789	6	570	1,092	—

5.	Receivables and Other Assets, Continued

(d)	Other assets as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	June 30, 2018		December 31, 2017
Current assets
Advance payments	~~W~~	3,632	3,597
Prepaid expenses		148,194	76,129
Value added tax refundable		79,230	95,769
Emission rights		—	1,978
Right to recover returned goods(*)		5,360	—

	~~W~~	236,416	177,473

Non-current assets
Long-term prepaid expenses	~~W~~	326,356	333,995

	~~W~~	326,356	333,995

(*)	As a result from the initial application of K-IFRS No. 1115, the Company recognized an asset for right to recover returned goods returned by the customer.

6.	Other Financial Assets

(a)	Other financial assets as of June 30, 2018 are as follows:

(In millions of won)	June 30, 2018
Current assets
Financial asset carried at amortized cost
Short-term loans	~~W~~	9,759

	~~W~~	9,759

Non-current assets
Financial asset at fair value through profit or loss
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc		1,968
Fineeva Co., Ltd.		285

	~~W~~	2,982

Convertible bonds	~~W~~	1,552
Derivatives(*)		341
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	158
Financial asset carried at amortized cost
Deposits	~~W~~	13,687
Long-term loans		43,967
Long-term non-trade receivable		17,734

	~~W~~	80,421

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

6.	Other Financial Assets, Continued

(b) Other financial assets as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
Current assets
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	6
Short-term loans		13,493

	~~W~~	13,499

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	156
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc		1,968

	~~W~~	2,697

Deposits	~~W~~	13,638
Long-term loans		30,772
Long-term non-trade receivable		15,115
Derivatives(*)		842

	~~W~~	64,772

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

Other financial assets of related parties as of June 30, 2018 and December 31, 2017 are ~~W~~2,250 million and ~~W~~2,750 million, respectively.

7.	Inventories

Inventories as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Finished goods	W	567,646	491,330
Work-in-process		713,546	675,324
Raw materials		334,064	286,934
Supplies		124,835	228,657

	~~W~~	1,740,091	1,682,245

For the six-month periods ended June 30, 2018 and 2017, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2018		2017
Inventories recognized as cost of sales	~~W~~	9,799,231	10,146,804
Including: inventory write-downs		237,232	215,927
Including: reversal and usage of inventory write-downs		(184,139)	(185,454)

8.	Investments

(a) Investments in subsidiaries consist of the following:

			June 30, 2018			December 31, 2017
(In millions of won) Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell Display products	100%		~~W~~36,815	100%		~~W~~36,815
LG Display Germany GmbH	Eschborn, Germany	Sell Display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell Display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell Display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture Display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell Display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture Display products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture Display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell Display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell Display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture Display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou,China	Manufacture and Sell Display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell Display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.(*1)	Haiphong, Vietnam	Manufacture Display Products	100%		329,978	100%		117,378
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A.	Invest in venture business and obtain technologies	100%		—	—		—
Money Market Trust(*3)	Seoul, South Korea	Money market trust	100%		384,401	100%		61,471

				~~W~~	3,116,441		~~W~~	2,580,911

8.	Investments, Continued

(*1) For the six-month period ended June 30, 2018, the Company contributed ~~W~~212,600 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”). There was no change in the Company’s ownership percentage in LGDVN as a result of this additional investment.

(*2) For the six-month period ended June 30, 2018, the Company established LG DISPLAY FUND I LLC in Wilmington, U.S.A. to invest in venture business and the Company has a 100% equity interest of this subsidiary.

(*3) For the six-month period ended June 30, 2018, the Company acquired and disposed interests in Money Market Trust (“MMT”) and the MMT amount as of June 30, 2018 is ~~W~~384,401 million.

(b) Investments in associates consist of the following:

			June 30, 2018			December 31, 2017
(In millions of won) Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%		~~W~~45,089	40%	~~W~~	45,089
INVENIA Co., Ltd.	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	14%		10,268	14%		10,268
LB Gemini New Growth Fund No.16 (*1)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		434	31%		434
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell electric glass for FPDs	17%		10,600	17%		10,600
Arctic Sentinel, Inc.	Los Angeles ,U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA Gmbh	Bruchsal, Germany	Develop organic emitting materials for displays and lighting devices	14%		20,309	14%		20,309
Material Science Co., Ltd. (*2)	Seoul, South Korea	Develop, manufacture and sell material for display	10%		4,000	—		—

Nanosys Inc. (*3)	Milpitas, U.S.A.	Develop, manufacture and sell material for display	4%		10,732	—		—

				~~W~~	117,762		~~W~~	103,030

8.	Investments, Continued

(*1) The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). On the other hand, a resolution to dissolve the fund was approved at the general meeting and the fund is in process of liquidation as of June 30, 2018.

(*2) In March 2018, the Company invested ~~W~~4,000 million and acquired 10,767 shares of common stock with voting rights in Material Science Co., Ltd. As of June 30, 2018, the Company‘s ownership percentage in Material Science Co., Ltd. is 10% and the Company has the right to appoint a director to the board of directors of the investee.

(*3) In May 2018, the Company invested ~~W~~10,732 million and acquired 5,699,954 shares of preferred stock with voting rights in Nanosys Inc. As of June 30, 2018, the Company‘s ownership percentage in Nanosys Inc. is 4% and the Company has the right to appoint a director to the board of directors of the investee.

For the six-month periods ended June 30, 2018 and 2017, the aggregate amount of received dividends from subsidiaries and associates are ~~W~~95,553 million and ~~W~~8,639 million, respectively.

9.	Property, Plant and Equipment

For the six-month periods ended June 30, 2018 and 2017, the Company purchased property, plant and equipment of ~~W~~3,106,611 million and ~~W~~2,400,858 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~47,291 million and 2.64%, and ~~W~~15,525 million and 1.83% for the six-month periods ended June 30, 2018 and 2017, respectively. Also, for the six-month periods ended June 30, 2018 and 2017, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~87,948 million and ~~W~~28,525 million, respectively, and recognized ~~W~~27,019 million and ~~W~~4,597 million, respectively, as gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2018 (gain and loss for the six-month period ended June 30, 2017: ~~W~~45,817 million and ~~W~~3,208 million, respectively).

10.	Intangible Assets

(a)

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of June 30, 2018 and December 31, 2017, are ~~W~~352,694 million and ~~W~~296,760 million, respectively.

(b)

Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

11.	Financial Liabilities

(a) Financial liabilities as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Current
Current portion of long-term borrowings and bonds	~~W~~	1,742,770	1,058,985
Current portion of payment guarantee liabilities		4,511	1,750

	~~W~~	1,747,281	1,060,735

Non-current
Won denominated borrowings	~~W~~	1,980,933	1,251,258
Foreign currency denominated borrowings		123,387	401,775
Bonds		1,745,325	1,506,003
Payment guarantee liabilities		17,103	6,377

	~~W~~	3,866,748	3,165,413

(b) Won denominated long-term borrowings as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won) Lender	Annual interest rate as of June 30, 2018 (%)		June 30, 2018		December 31, 2017
Woori Bank	2.75		~~W~~	1,584	1,922
Shinhan Bank	CD rate	(91days) + 0.30		200,000	200,000
Korea Development Bank and others	CD rate 2.28~3.25	(91days) + 0.64~0.74,		2,480,000	1,250,000
Less current portion of long-term borrowings				(700,651)	(200,664)

			~~W~~	1,980,933	1,251,258

(c)	Foreign currency denominated long-term borrowings as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won and USD) Lender	Annual interest rate as of June 30, 2018 (%)(*)	June 30, 2018		December 31, 2017

The Export-Import Bank of Korea and Others	3ML+0.55 ~1.04	~~W~~	790,799	755,337

Foreign currency equivalent			USD 705	USD 705
Less current portion of long-term borrowings			(667,412)	(353,562)

		~~W~~	123,387	401,775

(*) ML represents Month LIBOR (London Inter-Bank Offered Rates)

11.	Financial Liabilities, Continued

(d) Details of bonds issued and outstanding as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	Maturity	Annual interest rate as of June 30, 2018 (%)	June 30, 2018		December 31, 2017
Won denominated bonds(*)
Publicly issued bonds	November 2018 ~ February 2023	1.80~3.73	~~W~~	2,015,000	2,015,000
Privately placed bonds	May 2025 ~ May 2033	3.25~4.25		110,000	—
Less discount on bonds				(4,968)	(4,238)
Less current portion				(374,707)	(504,759)

			~~W~~	1,745,325	1,506,003

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities recognized as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Present value of partially funded defined benefit obligations	~~W~~	1,630,721	1,560,525
Fair value of plan assets		(1,426,336)	(1,465,990)

	~~W~~	204,385	94,535

(b) Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Current service cost	~~W~~	51,109	48,616	102,218	97,231
Net interest cost		242	598	484	1,196

	~~W~~	51,351	49,214	102,702	98,427

(c)	Plan assets as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Guaranteed deposits in banks	~~W~~	1,426,336	1,465,990

As of June 30, 2018, the Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., Shinhan Bank and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2018		2017	2018	2017
Remeasurements of net defined benefit liabilities	W	(4,973)	(3,599)	(11,392)	(8,324)
Tax effect		1,330	871	3,626	2,014

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(3,643)	(2,728)	(7,766)	(6,310)

13.	Provisions and Other Liabilities

(a) Changes in provisions for the six-month period ended June 30, 2018 are as follows:

(In millions of won)	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2018	~~W~~	43	100,119	1,835	101,997
Adjustment from adoption of K-IFRS 1115		—	—	9,789	9,789
Additions (reversals)		—	80,411	(5,744)	74,667
Usage		—	(87,097)	—	(87,097)

Balance at June 30, 2018	~~W~~	43	93,433	5,880	99,356

Current	~~W~~	43	71,245	5,880	77,168
Non-current	~~W~~	—	22,188	—	22,188

(*)

The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b) Other liabilities as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Current liabilities
Withholdings	~~W~~	17,771	23,948
Unearned revenues		6,097	9,566
Security deposits		1,020	—

	~~W~~	24,888	33,514

Non-current liabilities
Long-term accrued expenses	~~W~~	76,888	66,956
Security deposits		5,664	—

	~~W~~	82,552	66,956

14.	Contingencies and Commitments

(a) Legal Proceedings

Anti-trust litigations

Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. Prior to Argos’ filing of Particulars of Claim and service, the Company and LG Display Taiwan Co., Ltd. reached a settlement in principle with Argos in December 2017. The parties expect to execute a settlement agreement in 2018.

Others

The Company is defending against various claims in addition to pending proceedings described above. The Company does not have a present obligation for these matters and has not recognized any provision at June 30, 2018.

(b) Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,743 million (~~W~~1,955,662 million) in connection with the Company’s export sales transactions with its subsidiaries. As of June 30, 2018, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~527,463 million in connection with its domestic and export sales transactions and, as of June 30, 2018, ~~W~~49,904 million were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of June 30, 2018, the Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~33,651 million) with KEB Hana Bank, USD 80 million (~~W~~89,736 million) with Bank of China and USD 50 million (~~W~~56,085 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Vietnam Haiphong, Co., Ltd. amounting to USD 1,195 million (~~W~~1,340,432 million) for principals.

In addition, the Company obtained payment guarantees amounting to USD 1,600 million (~~W~~1,794,720 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements and USD 8.5 million (~~W~~9,534 million) from Shinhan Bank for value added tax payments in Poland.

14.	Contingencies and Commitments, Continued

License agreements

As of June 30, 2018, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of June 30, 2018, in connection with long-term supply agreements with customers, the Company recognized USD 1,600 million (~~W~~1,794,720 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received payment guarantees amounting to USD 1,600 million (~~W~~1,794,720 million) from KEB Hana Bank and other various banks relating to advances received.

15.	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~ 5,000), and as of June 30, 2018 and December 31, 2017, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2017 to June 30, 2018.

16.	Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2018		2017	2018	2017
Sales of goods	~~W~~	5,023,610	6,007,000	10,168,036	12,535,896
Royalties		4,139	4,256	7,865	8,856
Others		7,217	11,595	13,326	21,046

	~~W~~	5,034,966	6,022,851	10,189,227	12,565,798

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2018		2017	2018	2017
Changes in inventories	~~W~~	(90,035)	(79,955)	(57,846)	20,121
Purchases of raw materials, merchandise and others		1,900,976	2,340,533	3,887,562	4,703,099
Depreciation and amortization		597,268	521,164	1,170,718	1,011,783
Outsourcing fees		1,570,819	1,202,085	2,909,586	2,565,267
Labor costs		677,964	633,077	1,374,209	1,266,212
Supplies and others		198,336	246,740	389,504	454,946
Utility		168,339	164,941	348,151	334,336
Fees and commissions		137,998	113,094	278,525	230,455
Shipping costs		23,212	29,068	50,520	56,242
Advertising		23,486	44,965	38,415	89,454
Warranty expenses		51,071	44,997	80,411	113,174
Travel		23,843	20,352	47,867	36,839
Taxes and dues		13,242	11,235	29,014	23,631
Others		183,215	203,771	346,650	380,726

	~~W~~	5,479,734	5,496,067	10,893,286	11,286,285

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2018		2017	2018	2017
Salaries and wages	~~W~~	62,776	52,943	125,571	106,039
Expenses related to defined benefit plans		7,058	6,557	14,092	13,112
Other employee benefits		10,568	10,913	22,649	25,561
Shipping costs		15,598	22,873	36,152	44,499
Fees and commissions		36,968	23,374	64,333	54,347
Depreciation		27,552	21,888	53,976	44,613
Taxes and dues		699	690	1,492	1,004
Advertising		23,486	44,965	38,415	89,454
Warranty expenses		51,071	44,997	80,411	113,174
Rent		2,678	2,500	5,316	5,007
Insurance		1,585	1,853	3,120	3,214
Travel		3,934	5,174	8,484	9,733
Training		3,356	4,191	5,557	7,358
Others		9,294	8,826	20,923	19,336

	~~W~~	256,623	251,744	480,491	536,451

19.	Personnel Expenses

Details of personnel expenses for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2018		2017	2018	2017
Salaries and wages	~~W~~	600,257	550,153	1,198,813	1,085,521
Other employee benefits		75,419	70,867	167,491	148,160
Contributions to National Pension plan		18,673	17,835	37,480	35,752
Expenses related to defined benefit plan		51,351	49,214	102,702	98,427

	~~W~~	745,700	688,069	1,506,486	1,367,860

20.	Other Non-operating Income and Other Non-operating Expenses

(a) Details of other non-operating income for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2018		2017	2018	2017
Foreign currency gain	~~W~~	231,717	65,563	332,436	334,649
Gain on disposal of property, plant and equipment		13,304	15,503	27,019	45,817
Gain on disposal of intangible assets		—	308	239	308
Reversal of impairment loss on intangible assets		—	—	36	—
Rental income		429	895	877	1,764
Others		442	306	2,195	4,186

	~~W~~	245,892	82,575	362,802	386,724

(b) Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2018		2017	2018	2017
Foreign currency loss	~~W~~	238,912	15,845	345,563	499,102
Loss on disposal of property, plant and equipment		865	1,251	4,597	3,208
Impairment loss on property, plant and equipment		27,491	—	27,491	—
Impairment loss on intangible assets		264	—	301	1,677
Donations		1,169	7,979	3,019	10,343
Other bad debt expenses		90	204	94	250
Others		5,821	12	5,868	250

	~~W~~	274,612	25,291	386,933	514,830

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit and loss for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three- monthperiods ended June 30			For the six-month periods ended June 30
(In millions of won)	2018		2017	2018	2017
Finance income
Interest income	~~W~~	4,139	4,992	8,922	11,030
Dividend income		—	—	95,553	8,639
Foreign currency gain		603	15,658	5,410	68,405
Gain on disposal of investments		—	—	—	4,203
Gain on transaction of derivatives		77	3,106	113	3,106
Gain on valuation of derivatives		—	50	—	255
Other		965	—	1,481	—

	~~W~~	5,784	23,806	111,479	95,638

Finance costs
Interest expense	~~W~~	9,924	12,445	20,911	28,367
Foreign currency loss		32,008	25,255	36,974	7,262
Loss on disposal of investments		—	23,281	—	22,401
Loss on impairment of investments		—	5,504	—	5,504
Loss on sale of trade accounts and notes receivable		68	25	68	25
Loss on impairment of available-for-sale financial assets		—	1,298	—	1,298
Loss on transaction of derivatives		5	110	43	211
Loss on valuation of derivatives		259	593	501	—
Other		937	537	1,614	887

	~~W~~	43,201	69,048	60,111	65,955

22. Income Taxes

(a)	Details of income tax expense (benefit) for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2018		2017	2018	2017
Current tax expense (benefit)	~~W~~	1,112	133,672	(8,192)	229,777
Deferred tax benefit		(59,078)	(63,255)	(129,657)	(24,926)

Income tax expense (benefit)	~~W~~	(57,966)	70,417	(137,849)	204,851

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of June 30, 2018 and December 31, 2017 are attributable to the following:

	Assets			Liabilities			Total
(In millions of won)	June 30, 2018		December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Other accounts receivable, net	~~W~~	—	—	(508)	(1,378)	(508)	(1,378)
Inventories, net		32,710	30,688	—	—	32,710	30,688
Defined benefit liabilities, net		33,311	2,375	—	—	33,311	2,375
Accrued expenses		135,830	179,112	—	—	135,830	179,112
Property, plant and equipment		200,209	206,900	—	—	200,209	206,900
Intangible assets		821	1,249	—	—	821	1,249
Provisions		25,132	27,018	—	—	25,132	27,018
Gain or loss on foreign currency translation, net		13	13	—	—	13	13
Others		10,893	12,345	—	—	10,893	12,345
Tax loss carryforwards		167,357	—	—	—	167,357	—
Tax credit carryforwards		254,763	268,926	—	—	254,763	268,926

Deferred tax assets (liabilities)	~~W~~	861,039	728,626	(508)	(1,378)	860,531	727,248

Statutory tax rate applicable to the Company was 24.2% for the year ended December 31, 2017. During the year-ended December 31, 2017, certain amendments to corporate income tax rules in the Republic of Korea were enacted and effective on January 1, 2018 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Deferred taxes as of June 30, 2018 and December 31, 2017 have been measured using the applicable tax rates from the amendment.

Meanwhile, effective tax rate for the six-month period ended June 30, 2018 differs from statutory tax rate primarily due to change of the probability of utilizing deferred tax assets including tax credit carryforwards.

23.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

(In won and number of shares)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Profit (loss) for the period	~~W~~	(417,238,094,408)	477,855,702,905	(497,602,540,739)	991,967,435,457
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	(1,166)	1,335	(1,391)	2,772

For the three-month and six-month periods ended June 30, 2018 and 2017, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the three-month and six-month periods ended June 30, 2018 and 2017 are not calculated since there was no potential common stock.

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

i) Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of June 30, 2018 and December 31, 2017 is as follows:

	June 30, 2018
(In millions)	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	217	193	—	2	—
Trade accounts and notes receivable	2,844	2,400	—	—	—
Non-trade receivable	81	812	3,358	—	—
Trade accounts and notes payable	(1,647)	(12,067)	—	—	—
Other accounts payable	(124)	(9,721)	(443)	(10)	(2)
Borrowings	(705)	—	—	—	—

Net exposure	666	(18,383)	2,915	(8)	(2)

24.	Financial Risk Management, Continued

	December 31, 2017
(In millions)	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	482	77	—	2	—
Trade accounts and notes receivable	3,840	1,960	—	—	—
Non-trade receivable	73	1,674	1,085	—	9
Trade accounts and notes payable	(1,337)	(13,659)	—	—	—
Other accounts payable	(170)	(12,582)	(1,059)	(10)	(2)
Borrowings	(705)	—	—	—	—

Net exposure	2,183	(22,530)	26	(8)	7

Average exchange rates applied for the six-month periods ended June 30, 2018 and 2017 and the exchange rates at June 30, 2018 and December 31, 2017 are as follows:

	Average rate			Reporting date spot rate
(In won)	2018		2017	June 30, 2018	December 31, 2017
USD	~~W~~	1,075.44	1,141.76	1,121.70	1,071.40
JPY		9.89	10.16	10.15	9.49
CNY		168.98	166.41	169.41	163.65
PLN		308.55	289.34	297.32	306.07
EUR		1,301.51	1,235.32	1,297.02	1,279.25

24.	Financial Risk Management, Continued

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of June 30, 2018 and December 31, 2017, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	June 30, 2018			December 31, 2017
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	27,081	27,081	88,643	88,643
JPY (5 percent weakening)		(6,762)	(6,762)	(8,104)	(8,104)
CNY (5 percent weakening)		17,901	17,901	161	161
PLN (5 percent weakening)		(86)	(86)	(93)	(93)
EUR (5 percent weakening)		(94)	(94)	339	339

A stronger won against the above currencies as of June 30, 2018 and December 31, 2017 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

24.	Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Company’s bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of June 30, 2018 and December 31, 2017 is as follows:

(In millions of won)	June 30, 2018		December 31, 2017
Fixed rate instruments
Financial assets	~~W~~	824,919	1,147,340
Financial liabilities		(4,301,616)	(2,962,671)

	~~W~~	(3,476,697)	(1,815,331)

Variable rate instruments
Financial liabilities	~~W~~	(1,290,799)	(1,255,350)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2018 and December 31, 2017, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2018
Variable rate instruments(*)	~~W~~	(6,821)	6,821	(6,821)	6,821
December 31, 2017
Variable rate instruments(*)	~~W~~	(6,863)	6,863	(6,863)	6,863

(*) Financial instruments subject to interest rate swap not qualified for hedging are excluded.

24.	Financial Risk Management, Continued

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets, the Company recognizes expected credit loss and its changes at each reporting date subsequent to initial recognition of financial asset according to an expected credit loss impairment model.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2018 and December 31, 2017 are as follows:

i) As of June 30, 2018

(In millions of won)	June 30, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	547,561
Deposits in banks		277,211
Trade accounts and notes receivable		3,563,489
Non-trade receivable		699,824
Accrued income		4,593
Deposits		13,687
Short-term loans		9,759
Long-term loans		43,967
Long-term non-trade receivable		17,734

	~~W~~	5,177,825

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,552
Derivatives		341

	~~W~~	1,893

Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	158

	~~W~~	5,179,876

24.	Financial Risk Management, Continued

ii)	As of December 31, 2017

(In millions of won)	December 31, 2017
Cash and cash equivalents	~~W~~	566,408
Deposits in banks		580,781
Trade accounts and notes receivable		4,673,570
Non-trade receivable		678,454
Accrued income		8,655
Available-for-sale financial assets		162
Financial assets at fair value through profit or loss		1,552
Deposits		13,638
Short-term loans		13,493
Long-term loans		30,772
Long-term non-trade receivable		15,115
Derivatives		842

	~~W~~	6,583,442

In addition to the financial assets above, as of June 30, 2018, the Company provides a payment guarantee of USD 1,195 million (~~W~~1,340,432 million), for its subsidiary.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Company’s management policy.

24.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2018.

			Contractual cash flows
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank borrowings	~~W~~	3,472,383	3,641,197	598,077	820,430	342,202	1,861,550	18,938
Unsecured bond issues		2,120,032	2,305,514	142,383	285,239	600,283	1,135,296	142,313
Trade accounts and notes payable		3,099,418	3,099,418	3,099,418	—	—	—	—
Other accounts payable		2,281,510	2,281,510	2,281,510	—	—	—	—
Payment guarantee(*)		21,614	1,530,272	30,798	38,893	77,489	989,552	393,540
Security deposits		6,684	6,684	1,020	—	5,664	—	—

	~~W~~	11,001,641	12,864,595	6,153,206	1,144,562	1,025,638	3,986,398	554,791

(*)	Contractual cash flows of payment guarantee is identical to timing of principal payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

24.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	June 30, 2018		December 31, 2017
Total liabilities	~~W~~	13,797,190	11,580,156
Total equity		13,144,982	13,829,259
Cash and deposits in banks (*1)		824,761	1,147,178
Borrowings (including bonds)		5,592,415	4,218,021
Total liabilities to equity ratio		105%	84%
Net borrowings to equity ratio (*2)		36%	22%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

24.	Financial Risk Management, Continued

(e) Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii) Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii) Investments in Equity and Debt Instruments

The fair value of marketable financial assets at fair value through profit or loss and at fair value through other comprehensive income is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using valuation methods.

iv) Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

24.	Financial Risk Management, Continued

(ii) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of June 30, 2018 and December 31, 2017 are as follows:

i) As of June 30, 2018

	June 30, 2018
(In millions of won)	Carrying amounts		Fair Values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	547,561	(*	)
Deposits in banks		277,211	(*	)
Trade accounts and notes receivable		3,563,489	(*	)
Non-trade receivable		699,824	(*	)
Accrued income		4,593	(*	)
Deposits		13,687	(*	)
Short-term loans		9,759	(*	)
Long-term loans		43,967	(*	)
Long-term non-trade receivable		17,734	(*	)
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	2,982	2,982
Convertible bonds		1,552	1,552
Derivatives		341	341
Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	158	158
Liabilities carried at amortized cost
Unsecured bank borrowings		3,472,383	3,498,679
Unsecured bond issues		2,120,032	2,141,129
Trade accounts and notes payable		3,099,418	(*	)
Other accounts payable		2,281,510	2,281,558
Long-term other accounts payable		21,614	(*	)
Security deposits		6,684	(*	)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

24.	Financial Risk Management, Continued

ii) As of December 31, 2017

	December 31, 2017
(In millions of won)	Carrying amounts		Fair Values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162
Financial asset at fair value through profit or loss		1,552	1,552
Derivatives		842	842
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	566,408	(*	)
Deposits in banks		580,781	(*	)
Trade accounts and notes receivable		4,673,570	(*	)
Non-trade receivable		678,454	(*	)
Accrued income		8,655	(*	)
Deposits		13,638	(*	)
Short-term loans		13,493	(*	)
Long-term loans		30,772	(*	)
Long-term non-trade receivable		15,115	(*	)
Liabilities carried at amortized cost
Unsecured bank borrowings	~~W~~	2,207,259	2,212,474
Unsecured bond issues		2,010,762	2,016,086
Trade accounts and notes payable		2,391,493	(*	)
Other accounts payable		2,701,823	2,702,033
Payment guarantee liabilities		8,127	(*	)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

24.	Financial Risk Management, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as ofJune 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
June 30, 2018
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	—	—	2,982	2,982
Convertible bonds		—	—	1,552	1,552
Derivatives		—	—	341	341
Financial asset at fair value through other comprehensive income
Debt instrument		158	—	—	158

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2017
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial assets at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

24.	Financial Risk Management, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	June 30, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	3,498,679	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,141,129	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,281,558	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	2,212,474	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,702,033	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018	December 31, 2017
Borrowings, bonds and others	1.55~3.83%	1.57~2.92%

25.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the six-month period ended June 30, 2018 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2018		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	June 30, 2018
Current portion of long-term borrowings and bonds	~~W~~	1,058,985	(390,339)	1,043,931	29,929	264	—	1,742,770
Payment Guarantee		8,127	797	—	—	—	12,690	21,614
Long-term borrowings		1,653,033	1,230,000	(784,246)	5,533	—	—	2,104,320
Bonds		1,506,003	498,170	(259,685)	—	837	—	1,745,325

	~~W~~	4,226,148	1,338,628	—	35,462	1,101	12,690	5,614,029

26.	Related Parties and Others

(a) Related parties

 Related parties as of June 30, 2018 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	AVATEC Electronics Yantai Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

26.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month period ended June 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	1,810,086	—	—	—	—	1
LG Display Japan Co., Ltd.		556,822	—	—	—	—	1
LG Display Germany GmbH		400,805	—	—	—	—	489
LG Display Taiwan Co., Ltd.		322,871	—	—	—	—	179
LG Display Nanjing Co., Ltd.		5,295	—	1,484	—	381,049	6,838
LG Display Shanghai Co., Ltd.		218,961	—	—	—	—	33
LG Display Poland Sp. z o.o.		63	—	—	—	8,930	4
LG Display Guangzhou Co., Ltd.		17,499	—	3,298	—	513,406	3,680
LG Display Shenzhen Co., Ltd.		367,312	—	—	—	—	4
LG Display Yantai Co., Ltd.		6,671	—	3,122	—	375,578	3,029
LG Display (China) Co., Ltd.		328	—	316,418	—	—	318
LG Display Singapore Pte. Ltd.		240,695	—	—	—	—	6
L&T Display Technology (Fujian) Limited		104,586	—	—	—	—	31
Nanumnuri Co., Ltd.		44	—	—	—	—	5,048
Global OLED Technology LLC		—	—	—	—	—	1,508
LG Display Guangzhou Trading Co., Ltd.		143,880	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		770	—	6,690	—	173,813	548
Suzhou Lehui Display Co., Ltd.		42,240	—	—	—	—	—

	~~W~~	4,238,928	—	331,012	—	1,452,776	21,717

26.	Related Parties and Others, Continued

	For the three-month period ended June 30, 2018
			Dividend income	Purchase and others
(In millions of won)	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	34	—	—	39
INVENIA Co., Ltd.		—	—	499	13,838	—	184
AVATEC Co., Ltd.		—	—	—	—	17,306	104
Paju Electric Glass Co., Ltd.		—	—	91,301	—	—	923
LB Gemini New Growth Fund No.16		—	—	—	—	—	—
YAS Co., Ltd.		—	—	1,421	5,135	—	722

	~~W~~	—	—	93,255	18,973	17,306	1,972

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	335,012	—	11,394	153,463	—	30,341
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	15,419	—	—	—	—	13
LG Electronics Vietnam Haiphong Co., Ltd.		37,248	—	—	—	—	3
LG Electronics Reynosa S.A. DE C.V.		12,657	—	—	—	—	398
LG Electronics Almaty Kazakhstan		782	—	—	—	—	13
LG Electronics S.A. (Pty) Ltd		2,038	—	—	—	—	4
LG Electronics Mexicali S.A.DE C.V.		220	—	—	—	—	11
LG Electronics RUS, LLC		1,559	—	—	—	—	779

26.    Related Parties and Others, Continued

	For the three-month period ended June 30, 2018
			Dividend income	Purchase and others
(In millions of won)	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	14,881	—	—	—	—	16
LG Innotek Co., Ltd.		10,098	—	30,506	—	—	16,970
LG Hitachi Water Solutions Co., Ltd.		—	—	—	79,142	—	5,770
Inspur LG Digital Mobile Communications Co., Ltd.		24,440	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		12,430	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	6,931
Others		1,005	—	9	—	—	2,116

	~~W~~	132,777	—	30,515	79,142	—	33,024

	~~W~~	4,706,717	—	466,176	251,578	1,470,082	87,054

26.	Related Parties and Others, Continued

	For the six-month period ended June 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	3,958,533	—	—	—	—	1
LG Display Japan Co., Ltd.		993,506	—	—	—	—	2,152
LG Display Germany GmbH		825,961	—	—	—	—	818
LG Display Taiwan Co., Ltd.		664,083	—	—	—	—	350
LG Display Nanjing Co., Ltd.		10,160	—	1,752	—	643,337	8,223
LG Display Shanghai Co., Ltd.		442,481	—	—	—	—	43
LG Display Poland Sp. z o.o.		204	—	—	—	18,519	6
LG Display Guangzhou Co., Ltd.		22,948	—	5,877	—	955,037	7,148
LG Display Shenzhen Co., Ltd.		755,588	—	—	—	—	4
LG Display Yantai Co., Ltd.		14,330	—	8,602	—	771,523	8,572
LG Display (China) Co., Ltd.		328	90,281	675,639	—	—	742
LG Display Singapore Pte. Ltd.		434,959	—	—	—	—	19
L&T Display Technology (Fujian) Limited		186,603	—	—	—	8	36
Nanumnuri Co., Ltd.		89	—	—	—	—	11,171
Global OLED Technology LLC		—	—	—	—	—	3,002
LG Display Guangzhou Trading Co., Ltd.		233,400	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		36,510	—	10,855	—	285,482	617
Suzhou Lehui Display Co., Ltd.		77,963	—	—	—	—	—

	~~W~~	8,657,646	90,281	702,725	—	2,673,906	42,904

26.	Related Parties and Others, Continued

	For the six-month period ended June 30, 2018
			Dividend income	Purchase and others
(In millions of won)	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	34	—	—	86
INVENIA Co., Ltd.		—	30	769	21,587	—	256
AVATEC Co., Ltd.		—	530	—	—	35,079	223
Paju Electric Glass Co., Ltd.		—	4,172	183,798	—	—	1,843
LB Gemini New Growth Fund No.16		—	540	—	—	—	—
YAS Co., Ltd.		—	—	2,181	17,552	—	1,516

	~~W~~	—	5,272	186,782	39,139	35,079	3,924

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	696,056	—	21,580	305,953	—	47,807
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	23,774	—	—	—	—	26
LG Electronics Vietnam Haiphong Co., Ltd.		70,236	—	—	—	—	5
LG Electronics Reynosa S.A. DE C.V.		17,500	—	—	—	—	1,296
LG Electronics Almaty Kazakhstan		3,207	—	—	—	—	21
LG Electronics S.A. (Pty) Ltd		4,435	—	—	—	—	6
LG Electronics Mexicali S.A.DE C.V.		1,501	—	—	—	—	65
LG Electronics RUS, LLC		2,162	—	—	—	—	1,099

26.    Related Parties and Others, Continued

	For the six-month period ended June 30, 2018
			Dividend income	Purchase and others
(In millions of won)	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	14,881	—	—	—	—	16
LG Innotek Co., Ltd.		17,048	—	65,132	—	—	28,052
LG Hitachi Water Solutions Co., Ltd.		—	—	—	196,956	—	6,261
Inspur LG Digital Mobile Communications Co., Ltd.		36,617	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		20,086	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	14,866
Others		1,735	—	9	—	—	4,029

	~~W~~	213,182	—	65,141	196,956	—	55,742

	~~W~~	9,566,884	95,553	976,228	542,048	2,708,985	150,377

26.    Related Parties and Others, Continued

	For the three-month period ended June 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,265,818	—	—	—	—	7
LG Display Japan Co., Ltd.		712,104	—	—	—	—	28
LG Display Germany GmbH		404,193	—	—	—	—	—
LG Display Taiwan Co., Ltd.		446,068	—	—	—	—	99
LG Display Nanjing Co., Ltd.		7,413	—	—	—	132,190	—
LG Display Shanghai Co., Ltd.		352,300	—	—	—	—	133
LG Display Poland Sp. z o.o.		77	—	—	—	8,978	2
LG Display Guangzhou Co., Ltd.		6,315	—	1,893	—	559,293	2,285
LG Display Shenzhen Co., Ltd.		444,723	—	—	—	—	—
LG Display Yantai Co., Ltd.		10,771	—	4,687	—	392,785	4,563
LG Display (China) Co., Ltd.		204	—	408,576	—	—	—
LG Display Singapore Pte LTD.		249,235	—	—	—	—	643
L&T Display Technology (Fujian) Limited		131,869	—	3	—	—	470
Nanumnuri Co., Ltd.		24	—	—	—	—	4,282
Global OLED Technology LLC		—	—	—	—	—	1,500
LG Display Guangzhou Trading Co., Ltd.		192,044	—	—	—	—	180
LG Display Vietnam Haiphong Co., Ltd.		2,206	—	—	—	—	—
Suzhou Lehui Display Co., Ltd.		59,068	—	—	—	—	—

	~~W~~	5,284,432	—	415,159	—	1,093,246	14,192

26.	Related Parties and Others, Continued

	For the three-month period ended June 30, 2017
			Dividend income	Purchase and others
(In millions of won)	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	—	—	—	—	—	—
WooRee E&L Co., Ltd.		—	—	—	—	—	12
INVENIA Co., Ltd.		10	—	159	16,148	—	37
AVATEC Co., Ltd.		—	—	—	—	21,398	247
Paju Electric Glass Co., Ltd.		—	—	96,031	—	—	1,096
Narenanotech Corporation(*)		—	—	53	1,798	—	8
YAS Co., Ltd.		—	—	900	25,070	—	1,090

	~~W~~	10	—	97,143	43,016	21,398	2,490

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	374,859	—	8,910	182,690	—	23,799
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	15,943	—	—	—	—	24
LG Electronics Vietnam Haiphong Co., Ltd.		46,767	—	—	—	—	87
LG Electronics Reynosa S.A. DE C.V.		5,197	—	—	—	—	515
LG Electronics Almaty Kazakhstan		3,236	—	—	—	—	12
LG Electronics S.A. (Pty) Ltd.		4,351	—	—	—	—	11
LG Electronics Mexicali S.A.DE C.V.		2,853	—	—	—	—	18
LG Electronics RUS, LLC		1,746	—	—	—	—	165

26.	Related Parties and Others, Continued

	For the three-month period ended June 30, 2017
			Dividend income	Purchase and others
(In millions of won)	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	2,239	—	46,953	—	—	675
LG Hitachi Water Solutions Co., Ltd.		—	—	—	46,094	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		28,421	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		18,622	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	6,398
Others		500	—	—	—	—	1,515

	~~W~~	129,875	—	46,953	46,094	—	9,420

	~~W~~	5,789,176	—	568,165	271,800	1,114,644	49,901

26.    Related Parties and Others, Continued

	For the six-month period ended June 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	5,037,675	—	—	—	—	7
LG Display Japan Co., Ltd.		1,276,165	—	—	—	—	40
LG Display Germany GmbH		925,482	—	—	—	—	6,313
LG Display Taiwan Co., Ltd.		856,116	—	—	—	—	450
LG Display Nanjing Co., Ltd.		10,922	—	—	—	248,853	—
LG Display Shanghai Co., Ltd.		687,535	—	—	—	—	158
LG Display Poland Sp. z o.o.		1,823	—	—	—	17,386	33
LG Display Guangzhou Co., Ltd.		24,751	—	3,724	—	1,158,746	5,088
LG Display Shenzhen Co., Ltd.		872,707	—	—	—	—	1
LG Display Yantai Co., Ltd.		17,063	—	9,281	—	921,441	13,662
LG Display (China) Co., Ltd.		12,027	—	624,682	—	—	—
LG Display Singapore Pte LTD.		542,647	—	—	—	—	646
L&T Display Technology (Fujian) Limited		235,068	—	15	—	—	765
Nanumnuri Co., Ltd.		48	—	—	—	—	8,902
Global OLED Technology LLC		—	—	—	—	—	2,977
LG Display Guangzhou Trading Co., Ltd.		332,199	—	—	—	—	180
LG Display Vietnam Haiphong Co., Ltd.		2,318	—	—	—	—	—
Suzhou Lehui Display Co., Ltd.		110,282	—	—	—	—	—

	~~W~~	10,944,828	—	637,702	—	2,346,426	39,222

26. Related Parties and Others, Continued

	For the six-month period ended June 30, 2017
			Dividend income	Purchase and others
(In millions of won)	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	1	—	—	—	4	6
WooRee E&L Co., Ltd.		—	—	—	—	—	88
INVENIA Co., Ltd.		10	—	613	18,906	—	148
AVATEC Co., Ltd.		—	530	—	—	41,214	498
Paju Electric Glass Co., Ltd.		—	8,109	194,794	—	—	2,193
Narenanotech Corporation(*)		—	—	279	12,251	—	177
YAS Co., Ltd.		—	—	1,729	44,278	—	1,482

	~~W~~	11	8,639	197,415	75,435	41,218	4,592

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	847,564	—	15,956	369,036	—	58,852
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	38,219	—	—	—	—	53
LG Electronics Vietnam Haiphong Co., Ltd.		99,723	—	—	—	—	124
LG Electronics Reynosa S.A. DE C.V.		41,998	—	—	—	—	840
LG Electronics Almaty Kazakhstan		7,279	—	—	—	—	12
LG Electronics S.A. (Pty) Ltd.		9,533	—	—	—	—	14
LG Electronics Mexicali S.A.DE C.V.		17,927	—	—	—	—	69
LG Electronics RUS, LLC		3,029	—	—	—	—	451

26.	Related Parties and Others, Continued

	For the six-month period ended June 30, 2017
	Sales and others		Dividend income	Purchase and others
(In millions of won)				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	6,513	—	88,071	—	—	3,818
LG Hitachi Water Solutions Co., Ltd.		—	—	—	72,992	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		67,965	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		34,256	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	13,380
Others		1,205	—	3	—	—	3,228

	~~W~~	327,647	—	88,074	72,992	—	21,989

	~~W~~	12,120,050	8,639	939,147	517,463	2,387,644	124,655

(*)	Represents transactions occurred prior to disposal of the entire investments.

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of June 30, 2018 and December 31, 2017 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	June 30, 2018		December 31, 2017	June 30, 2018	December 31, 2017
Subsidiaries
LG Display America, Inc.	~~W~~	881,984	1,795,757	—	—
LG Display Japan Co., Ltd.		337,097	230,804	—	2
LG Display Germany GmbH		395,005	497,677	2,931	—
LG Display Taiwan Co., Ltd.		528,806	436,943	28	106
LG Display Nanjing Co., Ltd.		23,703	176	3,422	85,646
LG Display Shanghai Co., Ltd.		176,481	176,816	—	74
LG Display Poland Sp. z o.o.		41	73	5,870	5,480
LG Display Guangzhou Co., Ltd.		363,346	345,212	207,773	189,996
LG Display Guangzhou Trading Co., Ltd.		132,701	88,876	—	—
LG Display Shenzhen Co., Ltd.		132,805	217,542	—	—
LG Display Yantai Co., Ltd.		127,260	123,059	166,855	30,397
LG Display (China) Co., Ltd.		85,468	55,309	353,800	150,933
LG Display Singapore Pte. Ltd.		129,074	187,420	6	1
L&T Display Technology (Fujian) Limited		71,356	57,545	192,555	177,487
Nanumnuri Co., Ltd.		—	—	1,843	2,453
LG Display Vietnam Haiphong Co., Ltd.		26,257	9,119	612,991	58,666
Suzhou Lehui Display Co., Ltd.		32,175	21,110	6,963	36,919

	~~W~~	3,443,559	4,243,438	1,555,037	738,160

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	June 30, 2018		December 31, 2017	June 30, 2018	December 31, 2017
Associates and their subsidiaries
WooRee E&L Co., Ltd.		—	—	72	61
INVENIA Co., Ltd.		2,125	2,375	7,374	18,523
AVATEC Co., Ltd.		—	—	4,706	2,949
Paju Electric Glass Co., Ltd.		—	—	65,051	60,141
YAS Co., Ltd.		125	375	5,934	6,474

	~~W~~	2,250	2,750	83,137	88,148

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	310,362	550,101	201,333	206,616

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	June 30, 2018		December 31, 2017	June 30, 2018	December 31, 2017
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	6,652	407	45,711	58,741
LG Hitachi Water Solutions Co., Ltd.		—	—	146,019	154,079
HiEntech Co., Ltd.		—	—	4,189	4,854
Inspur LG Digital Mobile Communications Co., Ltd.		25,247	20,953	—	—
LG Electronics Reynosa S.A. DE C.V.		6,672	11,494	—	82
LG Electronics India Pvt. Ltd.		12,499	3,030	2	—
LG Electronics Vietnam Haiphong Co., Ltd.		27,744	36,017	3	1
LG Electronics S.A. (Pty) Ltd		1,475	2,400	5	4
LG Electronics Egypt S.A.E.		15,103	—	—	1
Qingdao LG Inspur Digital Communication Co., Ltd.		8,901	9	—	80
Others		2,837	18,385	1,004	1,308

	~~W~~	107,130	92,695	196,933	219,150

	~~W~~	3,863,301	4,888,984	2,036,440	1,252,074

26.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the six-month periods ended June 30, 2018 and 2017 are as follows:

	2018			2017
(In millions of won) Associates	Loans		Collection of loans	Loans	Collection of loans
INVENIA Co., Ltd.	~~W~~	—	250	—	208
YAS Co., Ltd.		—	250	—	208

	~~W~~	—	500	—	416

26.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month and six-month periods ended June 30, 2018 and 2017 and as of June 30, 2018 and December 31, 2017 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended June 30, 2018			For the six-month period ended June 30, 2018		June 30, 2018
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries(*)	~~W~~	203,335	41,987	387,592	96,539	158,142	127,225
LG Uplus Corp.		21	395	21	618	—	34
LG Chem Ltd. and its subsidiaries		—	175,568	1,564	369,120	—	89,539
Serveone and its subsidiaries		98	350,253	195	686,552	21,307	416,570
Silicon Works Co., Ltd		—	160,546	—	303,841	—	110,868
LG Corp.		—	12,578	—	25,369	9,810	5,583
LG Management Development Institute		—	2,305	—	5,118	3,480	367
LG CNS Co., Ltd. and its subsidiaries		—	40,483	—	71,254	—	34,602
LG Hausys Ltd		—	—	1,110	1	—	—
G2R Inc. and its subsidiaries		—	33,029	—	37,070	—	35,114

	~~W~~	203,454	817,144	390,482	1,595,482	192,739	819,902

(*)

For transactions which LG International and its subsidiaries act as an agent of the Company and receive commission revenue from the Company, above transaction amount only include commission revenue recognized by LG International and its subsidiaries. For prior year comparative purpose, gross sales and others for the three-month and six-month periods ended June 30, 2018 amount to ~~W~~203,335 million and ~~W~~387,592 million, respectively, and gross purchase and others for the three-month and six-month periods ended June 30, 2018 amount to ~~W~~101,800 million and ~~W~~366,577 million, respectively.

26.	Related Parties and Others, Continued

	For the three-month period ended June 30, 2017			For the six-month period ended June 30, 2017		December 31, 2017
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~ 	146,741	360,281	277,655	638,189	110,786	186,799
LG Household & Health Care and its subsidiaries		—	92	—	92	—	—
LG Uplus Corp.		47	132	98	317	—	1,505
LG Chem Ltd. and its subsidiaries		7	206,687	12	412,199	8,659	127,416
SK Siltron Co., Ltd. ( formerly, Siltron Co., Ltd.)(*)		—	—	10	—	—	—
Lusem Co., Ltd.(*)		3	132	8	631	1	53
Serveone and its subsidiaries		134	310,589	249	591,957	21,565	491,719
Silicon Works Co., Ltd		—	138,450	—	285,467	—	120,031
LG Corp.		—	15,259	—	30,958	4,700	1,523
LG Management Development Institute		—	2,361	—	4,370	3,480	699
LG CNS Co., Ltd. and its subsidiaries		102	46,836	139	69,019	—	90,374
LG Hausys Ltd		418	—	836	44	—	374
G2R Inc. and its subsidiaries		—	6,747	—	7,576	—	14,275

	~~W~~ 	147,452	1,087,566	279,007	2,040,819	149,191	1,034,768

(*)	Represents transactions occurred prior to disposal of the entire investments.

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month and six-month periods ended June 30, 2018 and 2017 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2018		2017	2018	2017
Short-term benefits	~~W~~	928	691	1,816	2,008
Expenses related to the defined benefit plan		314	204	587	297

	~~W~~	1,242	895	2,403	2,305

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

27.	Subsequent Event

In July 2018, the Company established LG Display(China) High-tech,Co., Ltd. in Guangzhou China to manufacture display products and the company has a 69% equity interest of this subsidiary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: August 14, 2018	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President